Form 10-K405, Exhibit 13
period 1998-12-31
HAWK CORP
filed 1999-03-31
CIK 849240

                                                                      Exhibit 13

(Information from pages 13 through 35 of the Company's 1998 Annual Report to Shareholders)

FINANCIAL SUMMARY
HAWK CORPORATION


     The selected financial data has been derived from, and should be read in conjunction with, the related audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in this Annual Report.

(In Millions, Except Per Share Data)
FOR THE YEAR                                              1994         1995         1996         1997         1998
==================================================================================================================
INCOME STATEMENT DATA:
Net sales                                               $ 41.4       $ 84.6       $124.0       $159.1       $182.1
Cost of sales                                             26.8         61.1         91.9        113.7        123.7
------------------------------------------------------------------------------------------------------------------
Gross profit                                              14.6         23.5         32.1         45.4         58.4
Income from operations                                     7.4         10.0          9.8         22.1         32.8
Income (loss) before income taxes, minority
   interest and extraordinary charge                       4.3          2.8         (1.1)         6.6         21.9
Income taxes                                               1.8          1.6          0.8          3.7          9.7
Minority interest                                          0.2          0.4           --           --           --
Income (loss) before extraordinary charge                  2.3          0.8         (1.9)         2.9         12.2
Extraordinary charge (1)                                    --           --          1.2           --          3.1
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $  2.3       $  0.8       $ (3.1)      $  2.9       $  9.1
Preferred stock dividend requirements                     (0.3)        (0.3)        (0.2)        (0.3)        (0.3)
Income (loss) before extraordinary item applicable
   to common shareholders                               $  2.0       $  0.5       $ (2.1)      $  2.6       $ 11.9
Net income (loss) applicable to
   common shareholders                                  $  2.0       $  0.5       $ (3.3)      $  2.6       $  8.8
Earnings (loss) per share:
   Basic:
     Earnings (loss) before extraordinary charge        $  .66       $  .11       $ (.45)      $  .55       $ 1.59
     Extraordinary charge                                   --           --         (.26)          --         (.41)
------------------------------------------------------------------------------------------------------------------
   Basic earnings (loss) per share                      $  .66       $  .11       $ (.71)      $  .55       $ 1.18
==================================================================================================================
   Diluted:
     Earnings (loss) before extraordinary charge        $  .54       $  .09       $ (.45)      $  .45       $ 1.51
     Extraordinary charge                                   --           --         (.26)          --         (.39)
------------------------------------------------------------------------------------------------------------------
   Diluted earnings (loss) per share                    $  .54       $  .09       $ (.71)      $  .45       $ 1.12
==================================================================================================================

OTHER DATA:
Depreciation and amortization                           $  2.5       $  5.5       $  8.4       $ 10.5       $ 11.5
Capital expenditures (including capital leases)            1.9          3.8         10.3          9.6         15.2

(In Millions)
DECEMBER 31                                               1994         1995         1996         1997         1998
==================================================================================================================
BALANCE SHEET DATA:
Cash and cash equivalents                               $  0.7       $  0.8       $ 25.8       $  4.4       $ 14.3
Working capital (deficit)                                 (4.1)        15.6         48.7         28.8         39.9
Property, plant and equipment, net                        10.2         39.5         44.1         52.5         64.3
Total assets                                              43.6        127.4        158.4        173.1        203.4
Total long-term debt                                      26.7         94.9        129.2        132.1        102.5
Shareholders' equity (deficit)                             5.9          3.9          1.2         (2.2)        64.4

(1)Reflects premium paid on partial redemption of Senior Notes and write-off of deferred financing costs in conjunction with the Company's initial public offering, net of $2.3 in income taxes in 1998 and write-off of deferred financing costs, net of $0.8 in income taxes in 1996.

                                                                             [13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This discussion should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this report. Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties, which may cause actual results to differ materially from those expressed in the forward-looking statements.

     Hawk operates primarily in two reportable segments: Friction Products ("Friction") and Powder Metal ("PM"). The Company's friction products are made from proprietary formulations of composite materials that primarily consist of metal powders and synthetic and natural fibers. Friction products are the replacement elements used in brakes, clutches and transmissions to absorb vehicular energy and dissipate it through heat and normal mechanical wear. Friction products manufactured by the Company include friction linings for use in brakes, transmissions and clutches in aerospace, construction, agricultural, truck and specialty vehicle markets. The Company's powder metal components are made from formulations of composite powder metal alloys. The PM segment manufactures a variety of components for use in fluid power, truck, lawn and garden, construction, agriculture, home appliance, automotive and office equipment markets.

(Millions of Dollars)
Year Ended December 31                         1998       1997       1996
==========================================================================
Net sales                                    $ 182.1    $ 159.1    $ 124.0
Cost of sales                                  123.7      113.7       91.9
--------------------------------------------------------------------------
Gross profit                                    58.4       45.4       32.1
Income from operations                          32.8       22.1        9.8
Income (loss) before income taxes and
   extraordinary charge                         21.9        6.6       (1.1)
Income taxes                                     9.7        3.7         .8
Income (loss) before extraordinary charge       12.2        2.9       (1.9)
Extraordinary charge                             3.1         --        1.2
--------------------------------------------------------------------------
NET INCOME (LOSS)                            $   9.1    $   2.9    $  (3.1)
--------------------------------------------------------------------------
NET SALES BY SEGMENT:
Friction Products                            $ 109.6    $ 107.7    $  94.0
Powder Metal                                    53.5       31.4       20.7
Other                                           19.0       20.0        9.3
--------------------------------------------------------------------------
Total                                        $ 182.1    $ 159.1    $ 124.0
==========================================================================

RESULTS OF OPERATIONS

     In 1998, Hawk Corporation experienced a 213.8 percent increase in net income over the prior year. This increase is primarily attributable to strong growth in PM segment sales, which increased 70.4 percent from 1997 levels primarily due to the acquisition of Sinterloy in August 1997 and Clearfield in June 1998. Sales gains in most of the markets served by the Company's Friction segment were offset by a softening of sales to the agricultural markets.

     The Company is anticipating slight growth for 1999 as growth in the industrial markets served by the Company is expected to slow from the pace achieved in 1998. Additionally, the Company expects sales to the agricultural market to continue to be soft throughout 1999. Sales will also be adversely affected by the loss of a customer in the PM segment, which is expected to move the majority of its production and sourcing offshore during 1999. The acquisition of Allegheny Powder Metallurgy, Inc. ("Allegheny") in February 1999 will contribute to net sales in 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Net Sales.

     Consolidated sales for 1998 were $182.1 million, an increase of $23.0 million or 14.5 percent over 1997. The largest increase in sales came from the PM segment, with 1998 sales exceeding 1997 sales by $22.1 million, or 70.4 percent. The sales increase was primarily attributable to the acquisition of Sinterloy in August 1997 and Clearfield in June 1998 as well as sales gains in the Company's other PM businesses. Sales in 1998 from the Sinterloy and Clearfield acquisitions represent a $16.8 million increase over 1997 sales contributed by Sinterloy. This increase represents 76.0 percent of the total increase in the 1998 PM segment sales.

14]

The Company experienced strong demand in all of its major PM product lines during 1998, including the lawn and garden, fluid power, truck and office equipment markets. Sales in the Friction segment were $109.6 million in 1998, an increase of 1.8 percent over 1997. Sales increases in the aerospace, construction and specialty markets served by the Friction segment were offset by declines in the agricultural market.

Gross Profit.

     Gross profit increased $13.0 million to $58.4 million during 1998, a 28.6 percent increase over gross profit of $45.4 million in 1997. The gross profit margin increased to 32.1 percent in 1998 from 28.5 percent in the comparable period in 1997. The increase in margins occurred in both the Friction and PM segments. In the Friction segment, the Company benefited from favorable product mix and efficiencies realized from the capital expenditure and the friction facility consolidation programs undertaken by the Company. In the PM segment, the Company benefited from both favorable product mix and volume increases experienced by the PM manufacturing facilities.

Selling, Technical and Administrative Expenses.

     Selling, technical and administrative ("ST&A") expenses increased $2.1 million, or 10.6 percent, from $19.9 million during 1997 to $22.0 million in 1998. As a percentage of net sales, ST&A declined to 12.1 percent of sales in 1998 from 12.5 percent of sales in 1997. The decline in ST&A expenses resulted from sales volume increases in 1998 without a corresponding increase in costs incurred by the Company. The Company spent $3.2 million or 1.8 percent of its net sales on product research and development costs compared to $3.1 million in 1997.

Income from Operations.

     Income from operations increased $10.7 million, or 48.4 percent, from $22.1 million in 1997 to $32.8 million in 1998. Income from operations as a percentage of net sales increased to 18.0 percent in 1998 from 13.9 percent in 1997, reflecting the full benefits achieved from the consolidation of facilities, the acquisitions of Sinterloy and Clearfield, increased sales and favorable product mix.

Interest Expense.

     Interest expense decreased $3.4 million, or 22.2 percent, to $11.9 million in 1998 from $15.3 million in 1997. The decrease is attributable to lower debt levels from the repayment of debt with proceeds from the Company's initial public offering. The Company also benefited from lower interest rates on its debt during the year.

Income Taxes.

     The provision for income taxes increased $6.0 million to $9.7 million in 1998 from $3.7 million in 1997 because of the increase in pre-tax income. The decrease in the Company's effective tax rate in 1998 is due primarily to a change in Italian tax law, which required taxes previously paid on income to be paid on wages. Accordingly, the expense for this portion of the tax is reported in the Company's cost of sales. An analysis of changes in income taxes and the effective tax rate of the Company are presented in the accompanying consolidated financial statements.

Extraordinary Charge.

     In 1998, the Company recorded an extraordinary charge of $3.1 million (net of $2.3 million of taxes) in prepayment premiums with the repayment of $35.0 million of the Company's 10 1/4% Senior Notes due 2003 (the "Senior Notes") and the write-off of deferred financing costs associated with the redemption of all of the $30.0 million of the Company's 12% Senior Subordinated Notes (the "Senior Subordinated Notes").

Net Income.

     As a result of the factors noted above, net income was $9.1 million in 1998, an increase of 213.8 percent, compared to net income of $2.9 million reported in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net Sales.

     Worldwide sales in 1997 exceeded $150 million for the first time in the Company's history, 28.3 percent above 1996. Net sales increased by $35.1 million to $159.1 million in 1997 from $124.0 million in 1996. The sales increase was attributable to the acquisitions of Hutchinson and Sinterloy and strong customer demand in all of the Company's product lines. Sales attributable to Hutchinson, which was acquired in January 1997, and Sinterloy, which was acquired in August 1997, were $11.3 million and $5.1 million, respectively, for 1997, or 46.7 percent of the net sales increase.

     Sales in the Friction segment increased by $13.7 million, or 14.6 percent, to $107.7 million in 1997 from $94.0 million in 1996. This increase was attributable to strength in the aerospace, construction, agriculture and truck markets served by the Company.

                                                                             15]

MANAGEMENT'S DISCUSSION AND ANALYSIS
HAWK CORPORATION

     Sales in the Company's PM segment increased by $10.7 million, or 51.7 percent, to $31.4 million in 1997 from $20.7 million in 1996. The Sinterloy acquisition accounted for 47.7 percent of the total increase in powder metal sales in 1997.

Gross Profit.

     Gross profit increased $13.3 million to $45.4 million during 1997, a 41.4 percent increase over gross profit of $32.1 million during 1996. The gross profit margin increased to 28.5 percent during 1997 from 25.9 percent during 1996. The increase was attributable to cost savings resulting from the consolidation of one of the Company's manufacturing facilities during 1996 into existing Company facilities, acquisitions of higher margin businesses in 1997, increased sales and favorable product mix.

Selling, Technical and Administrative Expenses.

     ST&A expenses increased $4.4 million, or 28.4 percent, from $15.5 million during 1996 to $19.9 million during 1997. As a percentage of net sales, ST&A remained constant at 12.5 percent during 1997 and 1996. To enhance existing product lines, the Company spent $3.1 million in 1997 on product research and development, 19.2 percent above 1996 levels of $2.6 million.

Income from Operations.

     Income from operations increased $12.3 million, or 125.5 percent, from $9.8 million in 1996 to $22.1 million in 1997. Income from operations as a percentage of net sales increased to 13.9 percent in 1997 from 7.9 percent in 1996, reflecting the benefits achieved from the consolidation of facilities, reduced plant consolidation expenses, acquisition of businesses in 1997, increased sales and favorable product mixes.

Interest Expense.

     Interest expense increased $4.0 million, or 35.4 percent, to $15.3 million in 1997 from $11.3 million in 1996. The increase is attributable to higher debt levels, a result of the issuance of the Senior Notes in the fourth quarter of 1996.

Expenses from Canceled Public Offering.

     During the fourth quarter 1997, the Company recognized a one-time charge of $0.9 million for professional services incurred in connection with the cancellation of an initial public offering of its common stock.

Income Taxes.

     The provision for income taxes increased $2.9 million to $3.7 million in 1997 (56.1 percent of pre-tax income) from $0.8 million in 1996, reflecting the increase in pre-tax income. An analysis of changes in income taxes and the effective tax rate of the Company are presented in the accompanying consolidated financial statements.

Net Income (Loss).

     As a result of the factors noted above, net income was $2.9 million in 1997 compared to a loss of $3.1 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The primary financing requirements of the Company are (1) for capital expenditures for maintenance, replacement and acquisitions of equipment, expansion of capacity, productivity improvements and product development, (2) for making additional strategic acquisitions of complementary businesses, (3) for funding the Company's day-to-day working capital requirements and (4) to pay interest on, and to repay principal of, indebtedness. These requirements have been, and will continue to be, financed through a combination of cash flow from operations, borrowings under the Company's credit facility and the remaining proceeds from the May 1998 initial public offering of common stock.

     In May 1998, the Company received net proceeds of $54.5 million from an initial public offering of 3,500,000 shares of its common stock. Additionally, in May 1998, the Company entered into a new credit facility and received net proceeds of $35.0 million. The proceeds from the stock offering and credit facility were used primarily to: (1) repay a portion of the Senior Notes and redeem all of the Senior Subordinated Notes, which aggregated $65.0 million, plus accrued interest and prepayment premium and (2) redeem preferred stock of $1.7 million.

     In December 1998, the Board of Directors authorized a program to repurchase up to $5.0 million of the Company's common stock. The amount and timing of the share purchases will depend on market conditions, share price and other factors. In 1998, 281,800 shares were acquired under the program.

     Net cash provided by operating activities was $24.1 million in 1998 compared to $14.0 million in 1997. The increase in net income of $6.2 million and non-cash charges of $1.0 million, in addition to an improved working capital position at December 31, 1998, accounted for the increased

16]
operating cash flow. Net working capital was $39.9 million at year-end 1998 compared to $28.8 million at year-end 1997.

     Net cash used in investing activities was $22.6 million and $35.2 million in 1998 and 1997, respectively. The cash used in investing activities in 1998 consisted primarily of $9.1 million for business acquisitions and $14.1 million for the purchase of property, plant and equipment. In 1997, cash used in investing activities consisted of $27.1 million attributable to the acquisitions of Hutchinson and Sinterloy and $8.3 million for the purchase of property, plant and equipment. In order to achieve long-term growth prospects and enhance product quality, capital spending in 1999 is anticipated to be approximately $11.0 million.

     Net cash provided by financing activities was $8.5 million in 1998, primarily from the common stock offering and term loan proceeds. Proceeds of $87.7 million were used primarily to repay debt of $71.8 million and repurchase $2.0 million of its common stock. In 1997, net cash used in financing activities was $0.1 million primarily for payment of capital lease obligations and preferred stock dividends.

     The Company believes that cash flow from operating activities, borrowings under its credit facility and access to capital markets will be sufficient to satisfy its working capital, capital expenditure and debt requirements and to finance continued growth through acquisitions for the next twelve months.

Market Risk Disclosures.

     The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity.

     Approximately 31.7 percent of the Company's long-term debt obligations bear interest at a variable rate. In order to mitigate the risk associated with interest rate fluctuations, in June 1998, the Company entered into an interest rate swap with a notional amount of $35.0 million. At December 31, 1998, the notional amount was $32.5 million. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss. If this agreement were settled at December 31, 1998, the Company would pay approximately $0.6 million.

Foreign Currency Exchange Risk.

     The Company currently does not hedge its foreign currency exposure and, therefore, has not entered into any forward foreign exchange contracts to hedge foreign currency transactions. The Company has operations outside the United States with foreign-currency denominated assets and liabilities, primarily denominated in Italian lira and Canadian dollars. Because the Company has foreign-currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of December 31, 1998 are not expected to result in a significant impact on earnings or cash flows.

YEAR 2000 READINESS

     Since 1998, the Company has been addressing Year 2000 readiness for both information technology and non-information technology systems with a corporate-wide initiative led by the Company's Manager of Information Technology. The initiative includes the identification of affected software, the development of a plan for correcting that software in the most effective manner and the implementation and monitoring of the plan. The Company is primarily using its own employees to achieve readiness in most of its manufacturing and operating systems. The Company is also using outside expertise to insure that specific systems are made Year 2000 ready.

     The Company's manufacturing facilities use minimal Year 2000 dependent non-information technology systems. The Company's investigation of these systems has not revealed any Year 2000 issues which cannot be addressed with supplier provided software upgrades. The Company is continuing to investigate any non-information technology systems for Year 2000 related problems.

     Each of the Company's operating units, in coordination with the Manager of Information Technology, has identified and communicated with the Company's key suppliers, distributors and customers about their Year 2000 readiness plans and progress. To date, a majority of the Company's material suppliers, distributors and customers have provided the Company with positive statements of Year 2000 readiness.

                                                                             17]

MANAGEMENT'S DISCUSSION AND ANALYSIS
HAWK CORPORATION

     The Company expects to have only limited expenditures related to Year 2000 issues, consisting principally of personnel costs incurred in the ordinary course of business. The Company expects that the costs of software and hardware replacements to make all of its technology systems Year 2000 compliant will be less than $0.3 million.

     The Company is in the process of developing a strategy to address issues which may result from any Year 2000 failures. These plans will likely result in some expenditures, including increased inventory to assure adequate levels of supply. The exact costs are not determinable at this time. A worst-case scenario could result in system failures, causing the disruption of operations, which would prohibit the Company from engaging in normal business activities and could result in a material adverse effect on the Company's business and results of operations.

     In 1998, the Company began to implement a replacement of its manufacturing and accounting software and hardware systems, which are Year 2000 compliant, in its Friction segment. As of December 31, 1998, the implementation was completed at its domestic friction locations, and it is expected to be completed at its foreign friction location in mid to late 1999.

     Implementation dates and costs of the Company's Year 2000 readiness program are subject to change based on new circumstances that may arise or new information becoming available that may change the Company's underlying assumptions or requirements. Because the Company's Year 2000 readiness program is not yet fully implemented, there can be no assurance that the Company will not incur material costs beyond those currently estimated by the Company.

FORWARD-LOOKING STATEMENTS

     Statements that are not historical facts, including statements about the Company's confidence in its prospects and strategies and its expectations about growth of existing markets and its ability to expand into new markets, to identify and acquire complementary businesses and to attract new sources of financing, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to:

- the effect of the Company's debt service requirements on funds available for operations and future business opportunities and the Company's vulnerability to adverse general economic and industry conditions and competition;

- the ability of the Company to continue to meet the terms of its credit facilities which contain a number of significant financial covenants and other restrictions;

- the effect of any future acquisitions by the Company on its indebtedness and on the funds available for operations and future business opportunities;

- the effect of competition by manufacturers using new or different technologies;

- the effect on the Company's international operations of unexpected changes in regulatory requirements, export restrictions, currency controls, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political and economic instability, fluctuations in currency exchange rates, difficulty in accounts receivable collection and potentially adverse tax consequences;

- the ability of the Company to successfully integrate the operations of Allegheny, or any future acquisitions, into the Company's existing businesses;

- the ability of the Company to negotiate new agreements, as they expire, with its unions representing certain of its employees, on terms favorable to the Company or without experiencing work stoppages;

- the effect of any interruption in the Company's supply of raw materials or a substantial increase in the price of any of the raw materials;

-    the continuity of business relationships with major customers;

- changes in market conditions in the end-markets served by the Company, such as the softening experienced in the agricultural market;

-    the effect of product mix on margins; and

- the ability of the Company's products to meet stringent Federal Aviation Administration criteria and testing requirements.

     These risks and others that are detailed in this Annual Report and in the Company's Form 10-K must be considered by any investor or potential investor in the Company.


18]

CONSOLIDATED BALANCE SHEETS
HAWK CORPORATION

(Dollars in Thousands)
December 31                                                                            1998          1997
===========================================================================================================
ASSETS
Current assets:
   Cash and cash equivalents                                                        $  14,317     $   4,388
   Accounts receivable, less allowance of $400 in 1998 and $321 in 1997                25,056        25,746
   Inventories:
     Raw materials and work-in-process                                                 18,805        17,362
     Finished products                                                                  6,334         4,721
-----------------------------------------------------------------------------------------------------------
                                                                                       25,139        22,083
   Deferred income taxes                                                                1,837         2,833
   Other current assets                                                                 5,003         1,375
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                   71,352        56,425
Property, plant and equipment:
   Land                                                                                 1,229         1,218
   Buildings and improvements                                                          13,698        10,877
   Machinery and equipment                                                             70,532        57,104
   Furniture and fixtures                                                               3,147         2,326
   Construction in progress                                                             4,636         1,914
-----------------------------------------------------------------------------------------------------------
                                                                                       93,242        73,439
   Less accumulated depreciation                                                       28,923        20,959
-----------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                    64,319        52,480
Other assets:
   Intangible assets                                                                   60,604        56,539
   Net assets held for sale                                                             3,604         3,604
   Shareholder notes                                                                    1,010         1,675
   Other                                                                                2,557         2,363
-----------------------------------------------------------------------------------------------------------
Total other assets                                                                     67,775        64,181
TOTAL ASSETS                                                                        $ 203,446     $ 173,086
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                                                                 $  10,590     $  10,369
   Short-term borrowings                                                                1,019         1,744
   Accrued compensation                                                                 8,766         8,069
   Other accrued expenses                                                               4,944         5,494
   Current portion of long-term debt                                                    6,181         1,955
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                              31,500        27,631
Long-term liabilities:
   Long-term debt                                                                      96,366       130,193
   Deferred income taxes                                                                9,251         6,322
   Other                                                                                1,914         1,811
-----------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                           107,531       138,326
Detachable stock warrants, subject to put option                                                      9,300
Shareholders' equity (deficit):
   Preferred stock                                                                                        1
   Series D preferred stock, $.01 par value; an aggregate liquidation value of $1,530, plus any unpaid dividends with 9.8% cumulative dividend
     (1,530 shares authorized, issued and outstanding)                                      1
   Class A common stock, $.01 par value; 75,000,000 shares authorized; 9,187,750 issued and 8,905,950 outstanding in 1998;
     4,663,957 issued and outstanding in 1997                                              92            14
   Class B common stock, $.01 par value; 10,000,000 shares authorized;
     none issued or outstanding
   Additional paid-in capital                                                          54,645         1,964
   Retained earnings (deficit)                                                         12,310        (3,120)
   Accumulated other comprehensive loss                                                  (640)       (1,030)
   Treasury stock, at cost, 281,800 shares                                             (1,993)
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)                                                   64,415        (2,171)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                                $ 203,446     $ 173,086
===========================================================================================================

See notes to consolidated financial statements.

                                                                             [19

CONSOLIDATED STATEMENTS OF OPERATIONS
HAWK CORPORATION

(Dollars in Thousands, Except Per Share Data)
Year Ended December 31                                           1998          1997          1996
===================================================================================================
Net sales                                                     $ 182,131     $ 159,086     $ 123,997
Cost of sales                                                   123,761       113,650        91,884
Gross profit                                                     58,370        45,436        32,113
Expenses:
   Selling, technical and administrative expenses                22,020        19,916        15,468
   Amortization of intangibles                                    3,532         3,397         2,806
   Plant consolidation expense                                                     50         4,028
----------------------------------------------------------------------------------------------------
Total expenses                                                   25,552        23,363        22,302
Income from operations                                           32,818        22,073         9,811
Interest expense                                                (11,883)      (15,307)      (11,270)
Interest income                                                     999           690           540
Expenses from canceled public offering                                           (889)
Other expense, net                                                  (31)          (14)         (174)
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary charge       21,903         6,553        (1,093)
Income taxes                                                      9,690         3,679           789
----------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge                        12,213         2,874        (1,882)
Extraordinary charge--net of taxes of $2,276 in 1998
   and $798 in 1996                                               3,079                       1,196
----------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $   9,134     $   2,874     $  (3,078)
===================================================================================================
Earnings (loss) per share:
   Basic:
     Earnings (loss) before extraordinary charge              $    1.59     $     .55     $    (.45)
     Extraordinary charge                                          (.41)                       (.26)
----------------------------------------------------------------------------------------------------
   Basic earnings (loss) per share                            $    1.18     $     .55     $    (.71)
===================================================================================================
   Diluted:
     Earnings (loss) before extraordinary charge              $    1.51     $     .45     $    (.45)
     Extraordinary charge                                          (.39)                       (.26)
----------------------------------------------------------------------------------------------------
   Diluted earnings (loss) per share                          $    1.12     $     .45     $    (.71)
===================================================================================================

See notes to consolidated financial statements.

20]

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT)
HAWK CORPORATION

                                 Preferred    Common                             Accumulated
                                  Stock       Stock     Additional   Retained       Other       Common
                                   $.01        $.01      Paid-in     Earnings   Comprehensive  Stock in
(Dollars in Thousands)           Par Value   Par Value   Capital    (Deficit)   Income (Loss)  Treasury    Total
==================================================================================================================
Balance at January 1, 1996              $1       $14       $1,724      $2,330       $(121)                $ 3,948
Net loss                                                               (3,078)                             (3,078)
Other comprehensive income:
   Minimum pension liability                                                           (9)                     (9)
   Foreign currency translation                                                       315                     315
                                                                                                          -------
Total comprehensive income (loss)                                                                          (2,772)
Merger of Hawk Holding Corp.
   and Hawk                                                   240                                             240
Preferred stock dividend                                                 (226)                               (226)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996             1        14        1,964        (974)        185                   1,190
Net income                                                              2,874                               2,874
Other comprehensive income:
   Minimum pension liability                                                          337                     337
   Foreign currency translation                                                    (1,552)                 (1,552)
                                                                                                          -------
Total comprehensive income                                                                                  1,659
Preferred stock dividend                                                 (320)                               (320)
Adjustment to carrying value of
   detachable warrant                                                  (4,700)                             (4,700)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997             1        14        1,964      (3,120)     (1,030)                 (2,171)
Net income                                                              9,134                               9,134
Other comprehensive income:
   Foreign currency translation                                                       390                     390
                                                                                                          -------
Total comprehensive income                                                                                  9,524
Stock split                                       33          (33)
Issuance of common stock in
   connection with initial public
   offering, net of issuance costs                35       54,450                                          54,485
Conversion of detachable warrants
   in connection with initial
   public offering                                10                    6,553                               6,563
Preferred stock redemption                                 (1,736)                                         (1,736)
Preferred stock dividend                                                 (257)                               (257)
Repurchase of common stock                                                                     $(1,993)    (1,993)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998            $1       $92       $54,645    $12,310       $(640)     $(1,993)   $64,415
==================================================================================================================

See notes to consolidated financial statements.

                                                                             [21

CONSOLIDATED STATEMENTS OF CASH FLOWS
HAWK CORPORATION

(Dollars in Thousands)
YEAR ENDED DECEMBER 31                                       1998          1997          1996
===============================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                           $ 9,134       $ 2,874       $(3,078)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Depreciation and amortization                           11,496        10,497         8,418
     Accretion of discount on debt                              238           650           650
     Deferred income taxes                                    3,161         1,660           352
     Extraordinary charge, net of tax                         3,079                       1,196
     Changes in operating assets and liabilities,
       net of acquired assets:
         Accounts receivable                                  2,546        (6,947)          524
         Inventories                                         (1,821)         (963)         (759)
         Other assets                                        (3,636)         (621)            4
         Accounts payable                                      (817)        1,971          (294)
         Other liabilities                                      697         4,868        (1,147)
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                    24,077        13,989         5,866

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                            (4,130)
Sale of marketable securities                                 4,040
Business acquisitions                                        (9,100)      (27,058)
Purchases of property, plant and equipment                  (14,084)       (8,337)       (8,275)
Payments received on shareholder notes                          665           163           162
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                       (22,609)      (35,232)       (8,113)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on short-term debt                                    (805)
Proceeds from short-term debt                                               1,744
Proceeds from long-term debt                                 35,000         1,224       181,373
Payments on long-term debt                                  (71,795)       (2,226)     (149,765)
Deferred financing costs                                       (850)         (565)       (4,678)
Payments of preferred stock dividends                          (257)         (320)         (226)
Net proceeds from issuance of common stock                   52,749
Prepayment premium on early retirement of debt               (3,588)
Repurchase of common stock                                   (1,993)
Other                                                                                       546
-----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           8,461          (143)       27,250
Net increase (decrease) in cash and cash equivalents          9,929       (21,386)       25,003
Cash and cash equivalents at beginning of year                4,388        25,774           771
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $14,317       $ 4,388       $25,774
===============================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for interest                                  $12,179       $14,265       $11,024
Cash payments for income taxes                              $ 6,310       $ 2,187       $ 1,153
Noncash investing and financing activities:
   Equipment purchased with capital leases                  $ 1,149       $ 1,306       $ 2,019
===============================================================================================

22]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

1]   BASIS OF PRESENTATION

     The consolidated financial statements of Hawk Corporation and its wholly owned subsidiaries also include, effective January 2, 1997, the accounts of Hutchinson Products Corporation (Hutchinson); effective August 1, 1997, the accounts of Sinterloy Corporation (Sinterloy); and, effective June 1, 1998, the accounts of Clearfield Powdered Metals, Inc. (Clearfield) (collectively, the Company). See Note 3. All significant intercompany accounts and transactions have been eliminated in the accompanying financial statements. Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 presentation.

     The Company, through its business segments, designs, engineers, manufactures and markets specialized components, used in a wide variety of aerospace, industrial and commercial applications.

     In May 1998, the Company completed an initial public offering ("IPO") of 3,500,000 shares of common stock at an offering price to the public of $17.00 per share. See Note 6.

2] SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Expenditures for repairs and maintenance are charged to operations as incurred. The Company principally uses either the straight-line or the unit method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives (3 to 40 years). Accelerated methods of depreciation are used for federal income tax purposes.

INTANGIBLE ASSETS

     Intangible assets are amortized using the straight-line method over periods ranging from 3 to 40 years. The ongoing value and remaining useful life of intangible assets are subject to periodic evaluation, and the Company currently expects the carrying amounts to be fully recoverable. If events and circumstances indicate that intangible assets might be impaired, an undiscounted cash flows methodology would be used to determine whether an impairment loss should be recognized.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at weighted average exchange rates. Gains and losses from transactions are included in results of operations. Gains and losses resulting from translation are included in accumulated other comprehensive loss, a component of shareholders' equity.

REVENUE RECOGNITION

     Revenue from the sale of the Company's products is recognized upon shipment to the customer. Costs and related expenses to manufacture the products are recorded as costs of sales when the related revenue is recognized.

SIGNIFICANT CONCENTRATIONS

     The Company provides credit, in the normal course of its business, to original equipment and after-market manufacturers. The Company's customers are not concentrated in any specific geographic region. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses, which, when realized, have been within the range of management's expectations.

PRODUCT RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. The Company's expenditures for product development and engineering were approximately $3,155 in 1998, $3,136 in 1997 and $2,639 in 1996.

INCOME TAXES

     The Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities in the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Long-Term Debt (Including Current Portion)

     The fair values of the Company's publicly traded debentures, shown in the following table, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown in the following table, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                                                             [23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

DECEMBER 31                        1998                        1997
============================================================================
                          CARRYING       FAIR         CARRYING        FAIR
                           AMOUNT        VALUE         AMOUNT        VALUE
                          --------------------------------------------------
Publicly traded debt      $ 65,000      $ 67,275      $100,000      $107,500
Non-traded debts
  (including capital
  leases)                 $ 37,547      $ 37,547      $ 32,148      $ 32,148
----------------------------------------------------------------------------

Interest Rate Swap

     The Company has entered into an interest rate swap primarily to hedge against interest rate risks. This agreement generally involves the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Counterparties to this agreement are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.
     The fair values for the Company's off balance-sheet instruments, shown in the following table, are based on pricing models or formulas using current assumptions for comparable instruments.

DECEMBER 31                               1998
==============================================
Fair value                            $   (580)
Notional amount                       $ 32,500
Number of agreements outstanding             1
----------------------------------------------

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivatives to be recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not anticipate that the adoption of the statement will have a significant effect on its results of operations or financial position. The Company expects to adopt the new statement effective January 1, 2000.

     In 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, Accounting for the Cost for Computer Software Developed or Obtained for Internal Use. The SOP requires the Company to capitalize costs incurred in connection with developing or obtaining internal-use software. The Company adopted SOP 98-1 in 1998. The adoption did not have a material impact to the Company.

     In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which requires the expensing of start-up activities as incurred. The Company adopted SOP 98-5 in 1998. The adoption did not have a material impact to the Company.

3] BUSINESS ACQUISITIONS

     Effective January 2, 1997, the Company acquired all of the outstanding capital stock of Hutchinson Foundry Products Company for (1) $10,600 in cash;
(2) $1,500 in 8% two-year convertible notes; and (3) contingent payments to be made by the Company if certain earnings targets are met. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the capital stock acquired in the amount of $7,600 is being amortized over 30 years and is included in intangible assets. The results of operations of Hutchinson are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective August 1, 1997, the Company acquired substantially all of the assets (except cash) and assumed certain liabilities of Sinterloy, Inc., for $16,400 in cash. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the assets less the assumed liabilities in the amount of $11,400 is being amortized over 30 years and is included in intangible assets. The results of operations of Sinterloy are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective June 1, 1998, the Company acquired all the outstanding capital stock of Clearfield Powdered Metals, Inc. for $9,100 in cash and other consideration. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the capital stock acquired in the amount of $8,300 is being amortized over 30 years and is included in intangible assets. The results of operations of Clearfield are included in the Company's consolidated statements of operations since the date of acquisition.

     The following unaudited pro forma consolidated results of operations give effect to the Sinterloy and Clearfield acquisitions as though they had occurred on January 1, 1997 and include certain adjustments, such as additional amortization expense as a result of goodwill and increased interest expense related to debt incurred for the acquisitions.

YEAR ENDED DECEMBER 31          1998          1997
====================================================
Net sales                     $187,215      $178,346
----------------------------------------------------
Net income                    $  9,457      $  5,139
----------------------------------------------------
Income per share-basic        $   1.22      $   1.03
----------------------------------------------------
Income per share-diluted      $   1.16      $    .85
----------------------------------------------------

     Pro forma net sales and net income are not necessarily indicative of the net sales and net income that would have occurred had the acquisitions been made at the beginning of the year or the results that may occur in the future.

24]

4] INTANGIBLE ASSETS

     The components of intangible assets and related amortization periods are as follows:

December 31                                      1998           1997
====================================================================
Product certifications (19 to 40 years)      $ 20,820       $ 20,820
Goodwill (15 to 40 years)                      49,545         41,055
Deferred financing costs (3 to 7 years)         4,693          5,611
Proprietary formulations
  and patents (10 years)                        1,806          1,806
Other                                             831            806
--------------------------------------------------------------------
                                               77,695         70,098
Accumulated amortization                      (17,091)       (13,559)
--------------------------------------------------------------------
                                             $ 60,604       $ 56,539
====================================================================

     Product certifications were acquired and valued based on the Company's position as a certified supplier of friction materials to the major manufacturers of commercial aircraft brakes.

5] FINANCING ARRANGEMENTS

DECEMBER 31                      1998          1997
=====================================================
Term Loan                      $ 32,500
Senior Subordinated Notes                    $ 27,025
Senior Notes                     65,000       100,000
Other                             5,047         5,123
-----------------------------------------------------
                                102,547       132,148
Less current portion              6,181         1,955
-----------------------------------------------------
                               $ 96,366      $130,193
=====================================================

     In connection with the IPO in May 1998, the Company retired all of its outstanding $30,000 Senior Subordinated Notes, and incurred an extraordinary charge of $427 relating to the write-off of previously capitalized deferred financing costs. The Senior Subordinated Notes had detachable warrants to the lender, which terminated upon the closing of the Company's IPO and provided the lender the option to purchase 1,023,793 shares of the Company's common stock at a per share price of $.01. For financial reporting purposes, the carrying value of the warrants, including the put option, was classified as detachable stock warrant, subject to put option on the accompanying balance sheet. The warrant holders exercised the warrants on May 11, 1998 for 1,023,793 shares of the Company's common stock. As a result of the warrant termination, the corresponding carrying value of the warrants, less the par value of the common stock issued, including the put options, was reclassified as an addition to retained earnings.

     In November 1996, the Company issued $100,000 in Senior Notes ("Senior Notes") due on December 1, 2003, unless previously redeemed at the Company's option, in accordance with the terms of the Senior Notes. Interest is payable semi-annually on June 1 and December 1 of each year commencing June 1, 1997, at a fixed rate of 10.25%. In March 1997, the Senior Notes were exchanged for notes registered with the Securities and Exchange Commission. In May 1998, concurrent with the IPO, the Company retired $35,000 of the then outstanding $100,000 Senior Notes and incurred extraordinary charges of $1,340 and $3,588 relating to the write-off of previously capitalized deferred financing costs and a prepayment premium on the early retirement of debt, respectively. The remaining $65,000 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by each of the direct and indirect wholly owned domestic subsidiaries of the Company (Guarantor Subsidiaries). See Note 14.

     In May 1998, the Company entered into a $35,000 unsecured term loan facility and replaced its previous $25,000 revolving credit facility with a $50,000 unsecured revolving credit facility. The term loan has quarterly maturities of $1,250, beginning September 30, 1998, with the remaining principal of $12,500 due on March 31, 2003. The revolving credit facility matures March 31, 2003. Interest is payable under both facilities, quarterly, at a variable rate based on a Eurodollar Rate, plus a margin, per annum or, at the Company's option, a variable rate based on the lending bank's prime rate. The margin is subject to increase or decrease based on achievement of certain financial covenants by the Company. The term loan and revolving credit facility require the Company to maintain certain conditions with respect to net worth and interest coverage ratios as defined in the agreement. There were no outstanding borrowings under the revolving credit facility at December 31, 1998.

     Aggregate principal payments due on long-term debt as of December 31, 1998 are as follows: 1999 - $6,181; 2000 - $6,507; 2001 - $6,457; 2002 - $5,451; 2003
- $77,638; thereafter - $313.

     The Company's short-term borrowings represent advances under unsecured lines of credit. The average borrowing rate was 8% during 1998. Unused amounts under these lines total approximately $1,251 at December 31, 1998.

6] SHAREHOLDERS' EQUITY

     On January 12, 1998, the Company amended its Certificate of Incorporation to increase the authorized shares of Class A and Class B common stock to 75,000,000 and 10,000,000, respectively. In addition, on January 9, 1998, the board of directors declared a 3.2299-for-one split of the Company's Class A and Class B common stock effective in the form of a stock dividend to holders of record on January 12, 1998. Accordingly, all numbers of common shares and per share data have been restated to reflect the stock split.

     In connection with the IPO, the Company redeemed all 1,375 shares of its outstanding, $.01 par value, Series A preferred stock, 351 shares of its outstanding, $.01 par value, Series B preferred stock and 7 shares of its outstanding, $.01 par value, Series C preferred stock. The remaining 351 and 1,182 issued and outstanding shares of Series B and C preferred stock, respectively, were converted into 1,530 shares of $.01 par

                                                                             [25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

value, Series D preferred stock. Dividends on the Series D preferred stock are cumulative at a rate of 9.8%. Each share of Series D preferred stock is (1) entitled to a liquidation preference equal to $1 per share plus any accrued or unpaid dividends, (2) not entitled to vote, except in certain circumstances, and
(3) redeemable in whole, at the option of the Company, for $1 per share plus all accrued dividends to the date of redemption. The Company also has 100,000 authorized shares of $.01 par value, Series E preferred stock, of which no shares are issued or outstanding. Each share of Series E preferred stock is (1) not redeemable and is entitled to dividends in the amount of 1,000 times the per share dividend received by the holders of common stock, (2) entitled to 1,000 votes per share, and (3) entitled to a liquidation right of 1,000 times the aggregate amount distributed per share to the holder of common stock.

     On November 13, 1997, the board of directors declared a dividend of one Series E preferred share purchase right (a Right) for each outstanding share of common stock. The dividend was payable to the stockholders of record as of January 16, 1998, and with respect to common stock, issued thereafter until the Distribution Date, as defined in the Rights Agreement, and in certain circumstances, with respect to common stock issued after the Distribution Date. Except as set forth in the Rights Agreement, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series E preferred stock at a price of $70 per one one-thousandth share of a Series E preferred stock, subject to adjustment.

7] EMPLOYEE STOCK OPTION PLAN

     In 1997, the Company established the Hawk Corporation 1997 Stock Option Plan. Under this plan, the Company may grant options to officers and other key employees to purchase an aggregate of 700,000 shares of Class A common stock. During 1998, the Company granted stock options to purchase an aggregate of 343,200 shares at exercise prices representing the fair market values of such shares at the date of grant. The options vest ratably over a five-year period. No options were exercisable at December 31, 1998.

     The following table summarizes the stock option activity during the one-year period ending December 31, 1998:

==================================================================================================================
 OPTIONS                                               OPTIONS                      WEIGHTED
OUTSTANDING                                          OUTSTANDING     WEIGHTED       AVERAGE
     AT                                                   AT          AVERAGE      REMAINING          RANGE OF
 JANUARY 1,                                          DECEMBER 31,    EXERCISE     CONTRACTUAL         EXERCISE
    1998        GRANTED     EXERCISED   CANCELED        1998          PRICE         LIFE              PRICES
==================================================================================================================
     0          24,500          0                       24,500          $ 8.75          9.70      $ 7.48 - $ 9.35
     0         318,700          0         3,000        315,700          $17.11          9.10      $16.83 - $18.70
--------------------------------------------------------------------------------------------
     0         343,200          0         3,000        340,200          $16.50          9.10
--------------------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been reflected in the accompanying consolidated financial statements related to the stock options issued pursuant to this plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been changed to the pro forma amounts indicated below:

YEAR ENDED DECEMBER 31               1998
=========================================
Net income:
  As reported                      $9,134
  Pro forma                        $8,276
Earnings per share (diluted):
  As reported                      $ 1.12
  Pro forma                        $ 1.01
-----------------------------------------

     The weighted average fair value of stock options granted during 1998 was $8.92. The fair value of the options granted used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED DECEMBER 31                          1998
====================================================
Dividend yield                                    0%
Expected volatility                            35.0%
Risk free interest rate                         5.8%
Expected average holding period              7 years
----------------------------------------------------

8] EMPLOYEE BENEFITS

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. This statement does not change the recognition or measurement of pension or postretirement benefit plans, but standardizes disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires additional information. The Company adopted SFAS No. 132 as of December 31, 1998. Accordingly, all disclosures for prior periods shown have been restated to conform to the disclosure requirements under SFAS No. 132.

26]

     The Company has several defined benefit pension plans that cover certain employees. Benefits payable are based primarily on compensation and years of service or a fixed annual benefit for each year of service. Certain hourly employees are also covered under collective bargaining agreements. The Company funds the plans in amounts sufficient to satisfy the minimum amounts required under ERISA.

     The components of the defined benefit pension plans are as follows:

DECEMBER 31                                       1998          1997
====================================================================
Change in benefit obligation:
  Benefit obligation at beginning of year      $11,059       $ 9,852
  Service cost                                     449           404
  Interest cost                                    905           745
  Actuarial (gains) losses                       1,491            75
  Business acquisitions                                          525
  Plan amendments                                  140
  Foreign currency exchange rate charges           (56)           (9)
  Benefits paid                                   (628)         (533)
--------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR              $13,360       $11,059
====================================================================
Change in plan assets:
  Fair value of plan assets at
   beginning of year                           $13,960       $10,937
  Actual return on plan assets                   2,117         2,193
  Business acquisitions                                          782
  Foreign currency exchange rate charges          (106)          (21)
  Company contributions                            587           602
  Benefits paid                                   (628)         (533)
--------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR       $15,930       $13,960
====================================================================
Funded status of the plans                     $ 2,570       $ 2,901
Unrecognized net actuarial gains                  (714)       (1,367)
Unrecognized prior service cost                    409           320
--------------------------------------------------------------------
NET PREPAID BENEFIT COST                       $ 2,265       $ 1,854
====================================================================

     Amounts recognized in the balance sheet consist of the following:

DECEMBER 31                       1998          1997
====================================================
Prepaid benefit cost           $ 2,210       $ 1,959
Accrued benefit liability         (208)         (225)
Intangible asset                   263           120
----------------------------------------------------
Net amount recognized          $ 2,265       $ 1,854
====================================================

     Amounts applicable to the Company's underfunded pension plans at December 31 are as follows:

DECEMBER 31                                    1998        1997
===============================================================
Projected benefit obligation                 $2,936      $2,373
Accumulated benefit obligation                2,936       2,373
Fair value of plan assets                     2,734       2,153
Amounts recognized as accrued
  benefit liabilities                           202         219
Amounts recognized as intangible assets         263         120
---------------------------------------------------------------

YEAR ENDED DECEMBER 31                1998          1997          1996
=======================================================================
Components of net periodic
  pension cost:
   Service cost                     $   449       $   404       $   400
   Interest cost                        905           744           727
   Expected return on
     plan assets                     (1,257)       (1,043)         (900)
   Amortization of prior
     service cost                        51             4             5
  Recognized net actuarial loss          (3)           26            36
-----------------------------------------------------------------------
                                    $   145       $   135       $   268
=======================================================================

     The plan's assets are primarily invested in fixed income and equity securities. In addition, certain of the defined benefit plans also contain investments in the Company's stock. As of December 31, 1998, 60,000 shares of the Company's stock had been purchased at a cost of $717. The market value as of December 31, 1998 was $503.

     The following assumptions were used in accounting for the defined benefit plans:

                                            1998          1997          1996
============================================================================
Used to compute the projected
  benefit obligation as of
  December 31:
   Weighted average
     discount rate                          7.00%         7.90%         7.90%
   Annual salary increase                   3.00          3.00          3.00
   Weighted average expected
     long-term rate of return
     on plan assets for the year
     ended December 31                      9.50          9.50          9.60
----------------------------------------------------------------------------


     The Company also sponsors several defined contribution plans which provide voluntary employee contributions and, in certain plans, matching and discretionary employer contributions. Expenses associated with these plans were approximately $844 in 1998, $786 in 1997 and $690 in 1996.

9] LEASE OBLIGATIONS

     The Company has capital lease commitments for buildings and equipment. Future minimum annual rentals are: 1999 - $1,065; 2000 - $850; 2001 - $784; 2002
- $444; 2003 - $142; and thereafter - $237. Amount representing interest is $603. Total capital lease obligations are included in other long-term debt. Amortization of assets recorded under capital leases is included with depreciation expense.

     The Company leases certain office and warehouse facilities and equipment under operating leases. Rental expense was approximately $939 in 1998, $875 in 1997 and $609 in 1996. Future minimum lease commitments under these agreements that have an original or existing term in excess of one year as of December 31, 1998 are as follows: 1999 - $756; 2000 - $591; 2001 - $536; 2002 - $432; 2003 -
$137; and thereafter - $163.

                                                                             [27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

10] INCOME TAXES

     The provision for income taxes, including the effect of the extraordinary charge, consists of the following:

YEAR ENDED DECEMBER 31            1998         1997          1996
===================================================================
Current:
  Federal                        $ 3,028      $ 1,483       $(1,422)
  State and local                    626          325           129
  Foreign                            599          211           932
-------------------------------------------------------------------
                                   4,253        2,019          (361)
Deferred:
  Federal                          2,675        1,266           299
  State                              287          225            53
  Foreign                            199          169
-------------------------------------------------------------------
                                   3,161        1,660           352
TOTAL INCOME TAXES (CREDIT)      $ 7,414      $ 3,679       $    (9)
===================================================================

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                      1998         1997
========================================================
Deferred tax assets:
  Accrued vacation                  $   470      $   403
  AMT and net operating loss
   carryforwards                                   1,075
  Other accruals                      1,027          797
  Foreign capital leases              1,614        1,741
  Other                                 637          427
--------------------------------------------------------
Total deferred tax assets             3,748        4,443
Deferred tax liabilities:
  Tax over book depreciation
   and amortization                   8,569        5,887
  Foreign leased property             2,072        1,473
  Other                                 521          572
--------------------------------------------------------
Total deferred tax liabilities       11,162        7,932
NET DEFERRED TAX LIABILITIES        $ 7,414      $ 3,489
========================================================

     The provision for income taxes, including the tax effect of the extraordinary charge, differs from the amounts computed by applying the federal statutory rate as follows:

DECEMBER 31                          1998         1997         1996
=====================================================================
Income tax expense (credit)
  at federal statutory rate          35.0%        34.0%       (34.0)%
State and local tax, net of
  federal tax benefit                 3.6          5.5          3.9
Nondeductible goodwill
  amortization                        1.8          4.3          3.7
Adjustment to worldwide tax
  liability and other, net            4.4         12.3         26.4
---------------------------------------------------------------------
Provision for income taxes           44.8%        56.1%         0.0%
=====================================================================

     Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, which may be offset by foreign tax credits, and withholding taxes payable to various foreign countries.

11] EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic earnings per share and diluted earnings per share. As required, the Company adopted SFAS No. 128 in the fourth quarter of 1997. Prior-year amounts have been restated to give effect to the stock split discussed in Note 6.

     Basic and diluted earnings per share are computed as follows:

YEAR ENDED DECEMBER 31                  1998          1997          1996
========================================================================
Income (loss) available to
common shareholders:
  Income (loss) before
   extraordinary charge              $12,213       $ 2,874       $(1,882)
  Less: Preferred stock
     dividends                           257           320           226
------------------------------------------------------------------------
Income (loss) before
  extraordinary charge
  attributable to common
  shareholders                       $11,956       $ 2,554       $(2,108)
========================================================================
Net income (loss)                    $ 9,134       $ 2,874       $(3,078)
Less: Preferred stock dividends          257           320           226
------------------------------------------------------------------------
Net income (loss) attributable
  to common shareholders             $ 8,877       $ 2,554       $(3,304)
========================================================================
Weighted average shares:
  Basic:
   Basic weighted
     average shares                    7,554         4,664         4,664
========================================================================
  Diluted:
   Basic from above                    7,554         4,664         4,664
   Effect of warrant conversion          368         1,024
   Effect of note conversion
     and options                          19
------------------------------------------------------------------------
  Diluted weighted
   average shares                      7,941         5,688         4,664
========================================================================
Earnings (loss) per share:
  Basic:
   Earnings (loss) before
     extraordinary charge            $  1.59       $   .55       $  (.45)
   Extraordinary charge                 (.41)                       (.26)
------------------------------------------------------------------------
   Basic earnings (loss)
     per share                       $  1.18       $   .55       $  (.71)
========================================================================
  Diluted:
   Earnings (loss) before
     extraordinary charge            $  1.51       $   .45       $  (.45)
   Extraordinary charge                 (.39)                       (.26)
------------------------------------------------------------------------
   Diluted earnings (loss)
     per share                       $  1.12       $   .45       $  (.71)
========================================================================

28]

12] RELATED PARTIES

     In July 1995, certain shareholders of the Company issued interest-bearing notes to the Company in the amount of $2,000, enabling them to repay certain indebtedness incurred by them with respect to an acquisition. The notes are due and payable on July 1, 2002 and bore interest at the prime rate plus 1.25% through September 30, 1996 and at the prime rate thereafter. The balance outstanding at December 31, 1998 is $1,000.

13] BUSINESS SEGMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for reporting and descriptive information about operating segments. The Company adopted SFAS No. 131, effective December 31, 1998. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of the segment information.

     The Company operates in two primary business segments: friction products and powder metal. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately based on fundamental differences in their operations.

     The friction products segment engineers, manufactures and markets specialized components, used in a variety of aerospace, industrial and commercial applications. The Company, through this segment, is a worldwide supplier of friction components for brakes, clutches and transmissions.

     The powder metal segment engineers, manufactures and markets specialized components, used primarily in industrial applications. The Company, through this segment, targets three areas of the powder metal component marketplace: high precision components that are used in fluid power applications, large structural powder metal parts used in construction, agricultural and truck applications, and smaller, high-volume parts.

     The other segment consists of corporate and operating segments, which do not meet the quantitative thresholds for determining reportable segments. The operating segments include the manufacturing of die-cast aluminum rotors and a stamping operation.

     The information by segment is as follows:

YEAR ENDED DECEMBER 31             1998           1997           1996
=======================================================================
Revenues from
external customers:
  Friction Products             $ 109,624      $ 107,679      $  94,039
  Powder Metal                     53,483         31,360         20,685
  Other                            19,024         20,047          9,273
-----------------------------------------------------------------------
Consolidated                    $ 182,131      $ 159,086      $ 123,997
Depreciation and
amortization:
  Friction Products             $   7,342      $   7,184      $   6,788
  Powder Metal                      3,160          2,145          1,310
  Other                               994          1,168            320
-----------------------------------------------------------------------
Consolidated                    $  11,496      $  10,497      $   8,418
Operating income:
  Friction Products             $  18,313      $  13,236      $   6,877
  Powder Metal                     13,359          7,193          3,272
  Other                             1,146          1,644           (338)
-----------------------------------------------------------------------
Consolidated                    $  32,818      $  22,073      $   9,811
Extraordinary charge:
  Friction Products             $   1,939                     $     906
  Powder Metal                        740                           200
  Other                               400                            90
-----------------------------------------------------------------------
Consolidated                    $   3,079                     $   1,196
Capital expenditures:
(including capital leases)
  Friction Products             $  10,817      $   7,835      $   6,592
  Powder Metal                      3,705          1,053          2,936
  Other                               711            755            766
-----------------------------------------------------------------------
Consolidated                    $  15,233      $   9,643      $  10,294
=======================================================================

DECEMBER 31                  1998          1997
===============================================
Total assets:
  Friction Products      $115,141      $111,333
  Powder Metal             53,034        37,244
  Other                    35,271        24,509
-----------------------------------------------
Consolidated             $203,446      $173,086
===============================================

     Geographic information for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                  1998                             1997                                 1996
                         --------------------------------------------------------------------------------------------------------
                          Domestic    Foreign              Domestic     Foreign                Domestic      Foreign
                         Operations  Operations    Total  Operations   Operations     Total   Operations    Operations   Total
=================================================================================================================================
Net sales                $ 160,099   $  22,032   $182,131   $ 138,124   $  20,962    $159,086   $ 104,262    $  19,735   $123,997
Income from operations      31,238       1,580     32,818      21,416         657      22,073       7,326        2,485      9,811
Net income (loss)            8,761         373      9,134       3,079        (205)      2,874      (3,788)         710     (3,078)
Total assets               179,879      23,567    203,446     153,033      20,053     173,086     140,746       17,695    158,441
---------------------------------------------------------------------------------------------------------------------------------

     The Company has foreign operations in Canada and Italy.

                                                                             [29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

14] SUPPLEMENTAL GUARANTOR INFORMATION

     As discussed in Note 5, each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal, premium, if any, and interest with respect to the Senior Notes. The Guarantor Subsidiaries are direct or indirect wholly owned subsidiaries of the Company.

     The following supplemental consolidating condensed financial statements present:

   Consolidating condensed balance sheets as of December 31, 1998 and December 31, 1997, consolidating condensed statements of operations for the years ended December 31, 1998, 1997 and 1996 and consolidating condensed statements of cash flows for the years ended December 31, 1998, 1997 and 1996.

   Hawk Corporation (Parent), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries (consisting of the Company's subsidiaries in Canada and Italy acquired in 1995) with their investments in subsidiaries accounted for using the equity method.

   Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

     Management does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors. Therefore, separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented.

==============================================================================================================
                                                         COMBINED       COMBINED
                                                         GUARANTOR    NON-GUARANTOR
DECEMBER 31, 1998                           PARENT     SUBSIDIARIES   SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
==============================================================================================================
ASSETS
Current assets:
   Cash and cash equivalents               $ 12,878       $     46        $ 1,393                     $ 14,317
   Accounts receivable, net                                 18,399          6,657                       25,056
   Inventories, net                                         19,707          5,432                       25,139
   Deferred income taxes                      1,388                           449                        1,837
   Other current assets                       2,003          2,071            929                        5,003
--------------------------------------------------------------------------------------------------------------
Total current assets                         16,269         40,223         14,860                       71,352
Investment in subsidiaries                      791          6,127                    $  (6,918)
Inter-company advances, net                 143,487         (1,309)           (20)     (142,158)
Property, plant and equipment                               56,082          8,237                       64,319
Intangible assets                               223         60,381                                      60,604
Other                                         1,010          6,784            490        (1,113)         7,171
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               $161,780       $168,288        $23,567     $(150,189)      $203,446
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                       $  7,189        $ 3,401                     $ 10,590
   Short-term borrowings                                                    1,019                        1,019
   Accrued compensation                    $      8          7,638          1,120                        8,766
   Other accrued expenses                     1,171          3,384            389                        4,944
   Current portion of long-term debt          5,000            549            632                        6,181
--------------------------------------------------------------------------------------------------------------
Total current liabilities                     6,179         18,760          6,561                       31,500
Long-term liabilities:
   Long-term debt                            92,500          2,444          1,422                       96,366
   Deferred income taxes                      8,150            417            684                        9,251
   Other                                                       740          1,174                        1,914
   Inter-company advances, net                1,125        134,547          7,599     $(143,271)
--------------------------------------------------------------------------------------------------------------
Total long-term liabilities                 101,775        138,148         10,879      (143,271)       107,531
Total liabilities                           107,954        156,908         17,440      (143,271)       139,031
Detachable stock warrants,
   subject to put option
Shareholders' equity                         53,826         11,380          6,127        (6,918)        64,415
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $161,780       $168,288        $23,567     $(150,189)      $203,446
==============================================================================================================

30]

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
DECEMBER 31, 1997                                   PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
ASSETS
Current assets:
   Cash and cash equivalents                       $   3,103    $     469   $     816                 $   4,388
   Accounts receivable, net                               77       19,402       6,656    $    (389)      25,746
   Inventories, net                                                17,455       4,628                    22,083
   Deferred income taxes                                 890        1,545         398                     2,833
   Other current assets                                  142          560         734          (61)       1,375
------------------------------------------------------------------------------------------------------------------
Total current assets                                   4,212       39,431      13,232         (450)      56,425
Investment in subsidiaries                               790        4,971                   (5,761)
Inter-company advances, net                          132,490        1,300          11     (133,801)
Property, plant and equipment                                      46,115       6,365                    52,480
Intangible assets                                        231       56,308                                56,539
Other                                                  1,675        7,297         445       (1,775)       7,642
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       $ 139,398    $ 155,422   $  20,053    $(141,787)   $ 173,086
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                                             $   7,490    $  3,213    $    (334)   $  10,369
   Short-term borrowings                                                        1,744                     1,744
   Accrued compensation                            $      64        7,189         816                     8,069
   Other accrued expenses                             (3,219)       8,582         247         (116)       5,494
   Current portion of long-term debt                                1,432         523                     1,955
------------------------------------------------------------------------------------------------------------------
Total current liabilities                             (3,155)      24,693       6,543         (450)      27,631

Long-term liabilities:
   Long-term debt                                    127,025        2,001       1,167                   130,193
   Deferred income taxes                               5,665          223         434                     6,322
   Other                                                              780       1,031                     1,811
Inter-company advances, net                            2,986      126,683       5,907     (135,576)
------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                          135,676      129,687       8,539     (135,576)     138,326
------------------------------------------------------------------------------------------------------------------
Total liabilities                                    132,521      154,380      15,082     (136,026)     165,957
Detachable stock warrants, subject to put option       9,300                                              9,300
Shareholders' equity (deficit)                        (2,423)       1,042       4,971       (5,761)      (2,171)
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY (DEFICIT)                                $ 139,398    $ 155,422   $  20,053    $(141,787)   $ 173,086
==================================================================================================================

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1998                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net sales                                                       $ 160,099   $  22,032                 $ 182,131
Cost of sales                                                     105,817      17,944                   123,761
------------------------------------------------------------------------------------------------------------------
Gross profit                                                       54,282       4,088                    58,370

Expenses:
  Selling, technical and administrative expenses   $    (113)      19,625       2,508                    22,020
  Amortization of intangible assets                       10        3,522                                 3,532
------------------------------------------------------------------------------------------------------------------
Total expenses                                          (103)      23,147       2,508                    25,552
------------------------------------------------------------------------------------------------------------------
Income from operations                                   103       31,135       1,580                    32,818
Interest (income) expense, net                        (2,667)      13,059         492                    10,884
Income from equity investees                           9,643          373                $ (10,016)
Other income (expense), net                              (95)         (19)         83                       (31)
------------------------------------------------------------------------------------------------------------------
Income before income taxes and
  extraordinary charge                                12,318       18,430       1,171      (10,016)      21,903
Income taxes                                           1,121        7,771         798                     9,690
------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                    11,197       10,659         373      (10,016)      12,213
Extraordinary charge, net of tax                       2,063        1,016                                 3,079
------------------------------------------------------------------------------------------------------------------
NET INCOME                                         $   9,134    $   9,643   $     373    $ (10,016)   $   9,134
==================================================================================================================

                                                                             [31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1997                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net sales                                                       $ 138,124    $   20,962                $ 159,086
Cost of sales                                                      96,390        17,260                  113,650
------------------------------------------------------------------------------------------------------------------
Gross profit                                                       41,734         3,702                   45,436

Expenses:
  Selling, technical and administrative expenses                   16,942        2,974                    19,916
  Amortization of intangible assets                $       8        3,318           71                     3,397
  Plant consolidation expense                                          50                                     50
------------------------------------------------------------------------------------------------------------------
Total expenses                                             8       20,310        3,045                    23,363
------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                             (8)      21,424          657                    22,073
Interest expense                                         650       14,428          484    $    (255)      15,307
Income (loss) from equity investees                    3,682         (205)                   (3,477)
Expenses from canceled public offering                   889                                                 889
Other income                                            (819)        (110)          (2)         255         (676)
------------------------------------------------------------------------------------------------------------------
Income before income taxes                             2,954        6,901          175       (3,477)       6,553
Income taxes                                              80        3,219          380                     3,679
------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  $   2,874    $   3,682    $    (205)   $  (3,477)   $   2,874
==================================================================================================================

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1996                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net sales                                                       $ 104,262    $  19,735                $ 123,997
Cost of sales                                                      76,232       15,652                   91,884
------------------------------------------------------------------------------------------------------------------
Gross profit                                                       28,030        4,083                   32,113

Expenses:
  Selling, technical and administrative expenses                   13,932        1,536                   15,468
  Amortization of intangible assets                                 2,744           62                    2,806
  Plant consolidation expense                                       4,028                                 4,028
------------------------------------------------------------------------------------------------------------------
Total expenses                                                     20,704        1,598                   22,302
------------------------------------------------------------------------------------------------------------------
Income from operations                                              7,326        2,485                    9,811
Interest expense                                   $     650       10,578          369    $    (327)     11,270
(Loss) income from equity investees                   (2,422)         710                     1,712
Other (income) expense                                (1,190)          24          473          327        (366)
------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes
  and extraordinary charge                            (1,882)      (2,566)       1,643        1,712      (1,093)
Income taxes (credit)                                                (144)         933                      789
------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary charge             (1,882)      (2,422)         710        1,712      (1,882)
Extraordinary charge - write-off of deferred
  financing costs, net of income taxes                (1,196)                                            (1,196)
------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                  $  (3,078)   $  (2,422)   $     710    $   1,712    $ (3,078)
==================================================================================================================

32]

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1998                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net cash provided by operating activities          $   3,873    $  16,392    $   3,812                 $  24,077
Cash flows from investing activities:
  Purchase of marketable securities                   (4,130)                                             (4,130)
  Sale of marketable securities                        4,040                                               4,040
  Business acquisitions                               (9,100)                                             (9,100)
  Purchase of property, plant and equipment                       (12,570)      (1,514)                  (14,084)
  Payments received on shareholder notes                 665                                                 665
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                 (8,525)     (12,570)      (1,514)                  (22,609)

Cash flows from financing activities:
  Payments on short-term debt                                                     (805)                     (805)
  Proceeds from long-term debt                        35,000                                              35,000
  Payments on long-term debt                         (67,500)      (3,379)        (916)                  (71,795)
  Deferred financing costs                                           (850)                                  (850)
  Payment of preferred stock dividend                   (241)         (16)                                  (257)
  Net proceeds from issuance
     of common stock                                  52,749                                              52,749
  Prepayment premium on early
     retirement of debt                               (3,588)                                             (3,588)
  Repurchase of common stock                          (1,993)                                             (1,993)
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
  financing activities                                14,427       (4,245)      (1,721)                    8,461
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                                 9,775         (423)         577                     9,929
Cash and cash equivalents,
  at beginning of period                               3,103          469          816                     4,388
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  AT END OF PERIOD                                 $  12,878    $      46    $   1,393    $       0    $  14,317
==================================================================================================================



==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1997                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net cash provided by operating activities          $   5,131    $   8,013    $     845                 $  13,989
Cash flows from investing activities:
  Business acquisitions                              (27,058)                                            (27,058)
  Purchase of property, plant and equipment                        (6,618)      (1,719)                   (8,337)
  Other                                                  163                                                 163
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                (26,895)      (6,618)      (1,719)                  (35,232)

Cash flows from financing activities:
  Proceeds from short-term debt                                                  1,744                     1,744
  Proceeds from long-term debt                         1,150                        74                     1,224
  Payments on long-term debt                          (1,150)        (366)        (710)                   (2,226)
  Deferred financing costs                                           (565)                                  (565)
  Payment of preferred stock dividend                   (320)                                               (320)
------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided
  by financing activities                               (320)        (931)       1,108                      (143)
------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash
  and cash equivalents                               (22,084)         464          234                   (21,386)
Cash and cash equivalents,
  at beginning of period                              25,187            5          582                    25,774
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   AT END OF PERIOD                                $   3,103    $     469    $     816    $       0    $   4,388
==================================================================================================================

                                                                             33]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)
HAWK CORPORATION

==================================================================================================================
                                                                 COMBINED     COMBINED
                                                                GUARANTOR   NON-GUARANTOR
YEAR ENDED DECEMBER 31, 1996                        PARENT     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
==================================================================================================================
Net cash provided by operating activities          $      96    $   3,664    $   2,106                 $   5,866
Cash flows from investing activities:
   Purchase of property, plant and equipment                       (6,247)      (2,028)                   (8,275)
   Other                                                              162                                    162
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (6,085)      (2,028)                   (8,113)

Cash flows from financing activities:
  Proceeds from borrowings of long-term debt         178,901        1,966          506                   181,373
  Payments on long-term debt                        (149,314)        (164)        (287)                 (149,765)
  Deferred financing costs                            (4,678)                                             (4,678)
  Payment of preferred stock dividend                   (226)                                               (226)
  Other                                                               546                                    546
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities             24,683        2,348          219                    27,250
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents             24,779          (73)         297                    25,003
Cash and cash equivalents,
  at beginning of period                                 408           78          285                       771
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  AT END OF PERIOD                                 $  25,187    $       5    $     582    $       0    $  25,774
==================================================================================================================

34]

REPORT OF INDEPENDENT AUDITORS
HAWK CORPORATION

SHAREHOLDERS AND BOARD OF DIRECTORS
Hawk Corporation

     We have audited the accompanying consolidated balance sheets of Hawk Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawk Corporation and subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 1, 1999

REPORT OF MANAGEMENT
HAWK CORPORATION

     We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 1998, 1997 and 1996. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with generally accepted accounting principles based upon our best estimates and judgments and giving due consideration to materiality.

     The Company maintains accounting and control systems which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe our system provides this appropriate balance.

     Ernst & Young LLP, independent accountants, is retained to audit Hawk's financial statements. Its accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

     The Board of Directors pursues its responsibility for these financial statements through the Audit Committee, composed exclusively of outside directors. The Audit Committee meets periodically with internal auditors, our independent auditors, as well as with Hawk management, to discuss the adequacy of financial controls, the quality of financial reporting and the nature, extent and results of the audit effort. Both the internal auditors and independent auditors have private and confidential access to the Audit Committee at all times.


/s/ Norman C. Harbert

Norman C. Harbert
Chairman, President and Chief Executive Officer

/s/ Thomas A. Gilbride

Thomas A. Gilbride
Vice President, Finance

                                                                             [35