Form 10-K, Exhibit 13
period 1999-12-31
HAWK CORP
filed 2000-03-30
CIK 849240

                                                                      Exhibit 13

(Information from pages 12 through 34 of the Company's 1999 Annual Report to Shareholders)

FINANCIAL SUMMARY > > HAWK CORPORATION

The selected financial data has been derived from, and should be read in conjunction with, the related audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in this Annual Report.

(In millions, except per share data)
FOR THE YEAR                                                      1999         1998         1997          1996         1995
=============================================================================================================================

Income Statement Data:
Net sales                                                         $187.4       $182.1       $159.1        $124.0       $ 84.6
Cost of sales                                                      137.8        123.7        113.7          91.9         61.1
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        49.6         58.4         45.4          32.1         23.5
Income from operations                                              18.6         32.8         22.1           9.8         10.0
Income (loss) before income taxes, minority
     interest and extraordinary charge                              10.0         21.9          6.6          (1.1)         2.8
Income taxes                                                         3.7          9.7          3.7           0.8          1.6
Minority interest                                                     --           --           --            --          0.4
Income (loss) before extraordinary charge                            6.3         12.2          2.9          (1.9)         0.8
Extraordinary charge (1)                                              --          3.1           --           1.2           --
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $  6.3        $ 9.1        $ 2.9       $  (3.1)       $ 0.8
Preferred stock dividend requirements                               (0.1)        (0.3)        (0.3)         (0.2)        (0.3)
Income (loss) before extraordinary item
     applicable to common shareholders                             $ 6.2       $ 11.9        $ 2.6       $  (2.1)       $ 0.5
Net income (loss) applicable to
     common shareholders                                           $ 6.2       $  8.8        $ 2.6       $  (3.3)       $ 0.5
Earnings (loss) per share:
     Basic:
         Earnings (loss) before extraordinary charge              $  .71       $ 1.59        $ .55       $  (.45)       $ .11
         Extraordinary charge                                         --         (.41)          --          (.26)          --
-----------------------------------------------------------------------------------------------------------------------------
     Basic earnings (loss) per share                              $  .71       $ 1.18        $ .55       $  (.71)       $ .11
-----------------------------------------------------------------------------------------------------------------------------
     Diluted:
         Earnings (loss) before extraordinary charge              $  .71       $ 1.51        $ .45       $  (.45)       $ .09
         Extraordinary charge                                         --         (.39)          --          (.26)          --
-----------------------------------------------------------------------------------------------------------------------------
     Diluted earnings (loss) per share                            $  .71       $ 1.12        $ .45       $  (.71)       $ .09
-----------------------------------------------------------------------------------------------------------------------------

Other Data:
Depreciation and amortization                                     $ 13.7       $ 11.5        $10.5        $  8.4        $ 5.5
Capital expenditures (including capital leases)                   $ 10.2       $ 15.2        $ 9.6        $ 10.3        $ 3.8

(In Millions)
December 31,      1999                                            1998         1997         1996          1995
=============================================================================================================================

Balance Sheet Data:
Cash and cash equivalents                                          $ 4.0       $ 14.3        $ 4.4        $ 25.8        $ 0.8
Working capital                                                     33.5         39.9         28.8          48.7         15.6
Property, plant and equipment, net                                  70.2         64.3         52.5          44.1         39.5
Total assets                                                       209.6        203.4        173.1         158.4        127.4
Total long-term debt                                               105.4        102.5        132.1         129.2         94.9
Shareholders' equity (deficit)                                      66.5         64.4         (2.2)          1.2          3.9
-----------------------------------------------------------------------------------------------------------------------------


(1) Reflects premium paid on partial redemption of Senior Notes and write-off of deferred financing costs in conjunction with the Company's initial public offering, net of $2.3 million in income taxes in 1998 and write-off of deferred financing costs, net of $0.8 million in income taxes in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS > > HAWK CORPORATION

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

     Hawk operates primarily in two reportable segments: friction products and powder metal. The Company's friction products are made from proprietary formulations of composite materials that primarily consist of metal powders, synthetic and natural fibers.

     Friction products are the replacement elements used in brakes, clutches and transmissions to absorb vehicular energy and dissipate it through heat and normal mechanical wear. Friction products manufactured by the Company include friction linings for use in brakes, transmissions and clutches in aerospace, construction, agricultural, truck and specialty vehicle markets. The Company's powder metal components are made from formulations of composite powder metal alloys. The powder metal segment manufactures a variety of components for use in fluid power, truck, lawn and garden, construction, agriculture, home appliance, automotive and office equipment markets.

(In Millions)
YEAR ENDED DECEMBER 31,                                                             1999             1998              1997
=============================================================================================================================

Net sales                                                                           $187.4           $182.1            $159.1
Cost of sales                                                                        137.8            123.7             113.7
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                          49.6             58.4              45.4
Income from operations                                                                18.6             32.8              22.1
Income before income taxes and extraordinary charge                                   10.0             21.9               6.6
Income taxes                                                                           3.7              9.7               3.7
Income before extraordinary charge                                                     6.3             12.2               2.9
Extraordinary charge                                                                  --                3.1              --
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                          $  6.3           $  9.1             $ 2.9
-----------------------------------------------------------------------------------------------------------------------------
NET SALES BY SEGMENT:
Friction Products                                                                   $100.3           $109.6            $107.7
Powder Metal                                                                          68.3             53.5              31.4
Other                                                                                 18.8             19.0              20.0
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                               $187.4           $182.1            $159.1
-----------------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS

In 1999, Hawk Corporation experienced a 30.8 percent decrease in net income from the prior year. This decrease was primarily attributable to weakness in the agricultural and construction markets served by the Company's friction and powder metal divisions. This market softness contributed to reduced sales of higher-margin friction and powder metal products and under-utilization of manufacturing capacity, primarily in the friction segment, which resulted in lower operating margins. In addition, the Company incurred start-up expenditures in 1999 for its expansion into Mexico and China.

     The Company is anticipating slight growth for 2000, as growth in the industrial markets served by the Company is expected to be near 1999 levels. Additionally, the Company expects sales to the agricultural and construction markets to continue to be soft throughout 2000.

YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998

NET SALES. Consolidated sales for 1999 were $187.4 million, an increase of $5.3 million, or 2.9 percent, over 1998. The increase in sales was attributed to the powder metal segment, with 1999 sales levels exceeding 1998 by $14.8 million, or
27.7 percent. The sales increase was primarily the result of the acquisitions of Clearfield Powdered Metals, Inc. in June 1998 and Allegheny Powder Metallurgy, Inc. in March 1999. Sales in 1999 from the Clearfield and Allegheny acquisitions represent a $21.3 million increase over 1998 sales contributed by Clearfield during the six months of 1998 that it was owned by Hawk. This increase represents 143.9 percent of the total increase in the 1999 powder metal segment sales. The Company experienced soft demand in the agricultural market served by the powder metal segment, as well as the loss of a powder metal customer at the Company's Sinterloy facility that moved its production offshore during 1999. Sales in the friction segment were $100.3 million in 1999, a decrease of 8.5 percent compared to 1998. Sales increases in the truck and specialty markets served by the friction segment were offset by declines in the agricultural and mining and forestry components of the construction markets and, to a lesser extent, the aerospace market.

GROSS PROFIT. Gross profit decreased $8.8 million to $49.6 million during 1999, a 15.1 percent decrease compared to gross profit of $58.4 million in 1998. The gross profit margin decreased to 26.5 percent in 1999 from 32.1 percent in 1998. The decrease in margins occurred in both the friction and powder metal segments, primarily as a result of sales weaknesses in the agricultural and construction markets and, to a lesser extent, the aerospace market. This softness contributed to reduced sales of higher-margin friction and powder metal products and under-utilization of manufacturing capacity, primarily in the friction segment. Higher depreciation costs incurred by the Company primarily as a result of capital expenditures in the friction segment also led to a decrease in the gross profit margin. In the powder metal segment, while the Company benefited from volume increases from the acquisitions of Clearfield and Allegheny, the softness in the agricultural and construction markets, the loss of the customer and changes in the product mix caused a reduction in margins achieved by the Company during 1999.

SELLING, TECHNICAL AND ADMINISTRATIVE EXPENSES. Selling, technical and administrative (ST&A) expenses increased $5.2 million, or 23.6 percent, from $22.0 million in 1998 to $27.2 million in 1999. As a percentage of net sales, ST&A increased to 14.5 percent of sales in 1999 from 12.1 percent of sales in 1998. The increase in ST&A expenses as a percent of sales resulted primarily from expenditures incurred by the Company's entry into Mexico and China and personnel costs associated with the strategic changes at the Company's friction segment. In 1999, the Company spent $3.6 million, or 1.9 percent of its net sales, on product research and development costs compared to $3.2 million in 1998.

INCOME FROM OPERATIONS. Income from operations decreased $14.2 million, or 43.3 percent, from $32.8 million in 1998 to $18.6 million in 1999. Income from operations as a percentage of net sales decreased to 9.9 percent in 1999 from
18.0 percent in 1998. The decline reflected the impact of the sales weakness, product mix, facility utilization, personnel costs and start-up costs incurred for global expansion.

INTEREST EXPENSE. Interest expense decreased $2.5 million, or 21.0 percent, to $9.4 million in 1999 from $11.9 million in 1998. The decrease is attributable to lower debt levels, a result of the repayment of debt from the proceeds of the Company's IPO in the second quarter of 1998 and, to a lesser extent, lower interest rates incurred by the Company during 1999 compared with 1998.

INCOME TAXES. The provision for income taxes decreased $6.0 million to $3.7 million in 1999 from $9.7 million in 1998, primarily because of the decrease in pre-tax income. The Company also experienced a decline in its effective tax rate in 1999 to 36.7 percent from 44.8 percent in 1998, due primarily to state investment and job creation tax credits received by the Company during the year. An analysis of changes in income taxes and the effective tax rate of the Company is presented in the accompanying consolidated financial statements.

EXTRAORDINARY CHARGE. In 1998, the Company recorded an extraordinary charge of $3.1 million (net of $2.3 million of taxes) in prepayment premiums with the repayment of $35.0 million of the Company's 101/4 percent Senior Notes due 2003 (Senior Notes) and the write-off of deferred financing costs associated with the redemption of all $30.0 million of the Company's 12 percent Senior Subordinated Notes (Senior Subordinated Notes). The Company incurred no extraordinary charges in 1999.

NET INCOME. As a result of the factors noted above, net income was $6.3 million in 1999, a decrease of 30.8 percent, compared to net income of $9.1 million reported in 1998.


YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997

NET SALES. Consolidated sales for 1998 were $182.1 million, an increase of $23.0 million, or 14.5 percent, over 1997. The largest increase in sales came from the powder metal segment, with 1998 sales exceeding 1997 sales by $22.1 million, or
70.4 percent. The sales increase was primarily attributable to the acquisition of Sinterloy in August 1997 and Clearfield in June 1998, as well as sales gains in the Company's other powder metal businesses. Sales in 1998 from the Sinterloy and Clearfield acquisitions represent a $16.8 million increase over 1997 sales contributed by Sinterloy. This increase represents 76.0 percent of the total increase in the 1998 powder metal segment sales. The Company experienced strong demand in all of its major powder metal product lines during 1998, including the lawn and garden, fluid power, truck and office equipment markets. Sales in the friction segment were $109.6 million in 1998, an increase of 1.8 percent over 1997. Sales increases in the aerospace, construction and specialty markets served by the friction segment were offset by declines in the agricultural market.

GROSS PROFIT. Gross profit increased $13.0 million to $58.4 million during 1998, a 28.6 percent increase over gross profit of $45.4 million in 1997. The gross profit margin increased to 32.1 percent in 1998 from 28.5 percent in 1997. The increase in margins occurred in both the friction and powder metal segments. In the friction segment, the Company benefited from favorable product mix and efficiencies realized from the capital expenditure and the friction facility consolidation programs undertaken by the Company. In the powder metal segment, the Company benefited from both favorable product mix and volume increases experienced by the powder metal manufacturing facilities.

SELLING, TECHNICAL AND ADMINISTRATIVE EXPENSES. ST&A expenses increased $2.1 million, or 10.6 percent, from $19.9 million during 1997 to $22.0 million in 1998. As a percentage of net sales, ST&A declined to 12.1 percent of sales in 1998 from 12.5 percent of sales in 1997. The decline in ST&A expenses resulted from sales volume increases in 1998 without a corresponding increase in costs incurred by the Company. The Company spent $3.2 million, or 1.8 percent of its net sales, on product research and development costs compared to $3.1 million in 1997.

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

INTEREST EXPENSE. Interest expense decreased $3.4 million, or 22.2 percent, to $11.9 million in 1998 from $15.3 million in 1997. The decrease was attributable to lower debt levels from the repayment of debt with proceeds from the Company's IPO. The Company also benefited from lower interest rates on its debt during the year.

INCOME TAXES. The provision for income taxes increased $6.0 million to $9.7 million in 1998 from $3.7 million in 1997, because of the increase in pre-tax income. The decrease in the Company's effective tax rate in 1998 was due primarily to a change in Italian tax law, which required taxes previously paid on income to be paid on wages. Accordingly, the expense for this portion of the tax was reported in the Company's cost of sales. An analysis of changes in income taxes and the effective tax rate of the Company is presented in the accompanying consolidated financial statements.

EXTRAORDINARY CHARGE. In 1998, the Company recorded an extraordinary charge of $3.1 million (net of $2.3 million of taxes) in prepayment premiums with the repayment of $35.0 million of the Company's Senior Notes and the write-off of deferred financing costs associated with the redemption of all $30.0 million of the Company's Senior Subordinated Notes.

NET INCOME. As a result of the factors noted above, net income was $9.1 million in 1998, an increase of 213.8 percent, compared to net income of $2.9 million reported in 1997.


LIQUIDITY AND CAPITAL RESOURCES

The primary financing requirements of the Company are (1) for capital expenditures for maintenance, replacement and acquisitions of equipment, expansion of capacity, productivity improvements and product development, (2) for funding the Company's day-to-day working capital requirements, (3) for making additional strategic acquisitions of complementary businesses and (4) to pay interest on, and to repay principal of, indebtedness. These requirements have been, and will continue to be, financed through a combination of cash flow from operations and borrowings under the Company's $50.0 million revolving credit facility. As of December 31, 1999, the Company had cash and cash equivalents of $4.0 million.

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

     In December 1998, the Board of Directors authorized a program to repurchase up to $5.0 million of the Company's common stock. The Company acquired 367,300 shares in 1999 and 281,800 shares in 1998 under the program.

     Net cash provided by operating activities was $19.7 million in 1999 compared to $23.9 million in 1998. Cash provided by operations is primarily attributable to net income and non-cash charges of depreciation and amortization. Net working capital was $33.5 million at December 31, 1999 compared with $39.9 million at December 31, 1998.

     Net cash used in investing activities was $25.8 million in 1999 and $22.6 million in 1998. The cash used in investing activities in 1999 consisted primarily of $19.4 million for the acquisition of Allegheny and Quarter Master Industries, Inc. and $10.1 million for the purchase of property, plant and equipment. During 1999, the Company received cash of $3.7 million from the sale of idle office and manufacturing facilities. In 1998, cash used in investing activities consisted of $9.1 million attributable to the acquisition of Clearfield and $14.1 million for the purchase of property, plant and equipment. In order to achieve long-term growth prospects and enhance product quality, capital spending in 2000 is anticipated to be approximately $15.8 million.

     Net cash used in financing activities was $4.6 million in 1999, primarily from the repurchase of common stock and the payment of long-term debt. In 1998, net cash provided by financing activities was $8.5 million primarily from the IPO and term loan proceeds. These proceeds of $87.7 million were used primarily to repay debt of $71.8 million and repurchase $2.0 million of the Company's common stock.

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

INTEREST RATE SENSITIVITY. Approximately 31 percent of the Company's long-term debt obligations bear interest at a variable rate. In order to mitigate the risk associated with interest rate fluctuations, in June 1998, the Company entered into an interest rate swap with a notional amount of $35.0 million. At December 31, 1999, the notional amount of $27.5 million was equal to the amount of debt outstanding under the related obligation. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss. If this agreement were settled at December 31, 1999, the Company would have had to pay approximately $0.3 million.

FOREIGN CURRENCY EXCHANGE RISK. The Company currently does not hedge its foreign currency exposure and, therefore, has not entered into any forward foreign exchange contracts to hedge foreign currency transactions. The Company has operations outside the United States with foreign-currency denominated assets and liabilities, primarily denominated in Italian lira and Canadian dollars. Because the Company has foreign-currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of December 31, 1999 are not expected to result in a significant impact on earnings or cash flows.


FORWARD-LOOKING STATEMENTS

Statements that are not historical facts, including statements about the Company's confidence in its prospects and strategies and its expectations about growth of existing markets and its ability to expand into new markets, to identify and acquire complementary businesses and to attract new sources of financing, are forward-looking statements that involve risks and uncertainties. In addition to statements which are forward-looking by reason of context, the words "believe," "expect," "anticipate," "intend," "designed," "goal," "objective," "optimistic," "will" and other similar expressions identify forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of the forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially and adversely from those in the forward-looking statements, including the following:

- the effect of the Company's debt service requirements on funds available for operations and future business opportunities and the Company's vulnerability to adverse general economic and industry conditions and competition;

- the ability of the Company to continue to meet the terms of its credit facilities, which contain a number of significant financial covenants and other restrictions;

- the ability of the Company to utilize all of its manufacturing capacity in light of softness in end markets served by the Company;

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

- the ability of the Company to successfully integrate its international expansion to Mexico and China, as well as Quarter Master or any other future acquisitions, into the Company's existing businesses;

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

CONSOLIDATED BALANCE SHEETS > > HAWK CORPORATION

(in Thousands, Except Share Data)
DECEMBER 31,                                                                               1999              1998
--------------------------------------------------------------------------------------------------------------------

Assets
Current assets:
     Cash and cash equivalents                                                          $   3,993         $  14,317
     Accounts receivable, less allowance of $408 in 1999 and $400 in 1998                  29,745            25,056
     Inventories:
         Raw materials and work-in-process                                                 17,809            18,805
         Finished products                                                                  9,310             6,334
--------------------------------------------------------------------------------------------------------------------
                                                                                           27,119            25,139
     Deferred income taxes                                                                  1,747             1,837
     Other current assets                                                                   3,599             5,003
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       66,203            71,352
Property, plant and equipment:
     Land                                                                                   1,504             1,229
     Buildings and improvements                                                            16,067            13,698
     Machinery and equipment                                                               81,953            70,532
     Furniture and fixtures                                                                 4,915             3,147
     Construction in progress                                                               3,710             4,636
--------------------------------------------------------------------------------------------------------------------
                                                                                          108,149            93,242
     Less accumulated depreciation                                                         37,964            28,923
--------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                        70,185            64,319
Other assets:
     Intangible assets                                                                     69,177            60,604
     Net assets held for sale                                                                  --             3,604
     Shareholder notes                                                                      1,010             1,010
     Other                                                                                  3,045             2,557
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                                         73,232            67,775
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $ 209,620         $ 203,446
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                                                   $  11,414         $  10,590
     Short-term borrowings                                                                    872             1,019
     Accrued compensation                                                                   6,944             8,766
     Other accrued expenses                                                                 6,271             4,944
     Current portion of long-term debt                                                      7,160             6,181
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  32,661            31,500
Long-term liabilities:
     Long-term debt                                                                        98,244            96,366
     Deferred income taxes                                                                 10,559             9,251
     Other                                                                                  1,667             1,914
--------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                               110,470           107,531
Shareholders' equity:
     Series D preferred stock, $.01 par value; an aggregate liquidation value of
         $1,530, plus any unpaid dividends with 9.8% cumulative dividend
         (1,530 shares authorized, issued and outstanding)                                      1                 1
     Class A common stock, $.01 par value; 75,000,000 shares authorized;
         9,187,750 issued; and 8,540,920 and 8,905,950 outstanding
         in 1999 and 1998, respectively                                                        92                92
     Class B common stock, $.01 par value; 10,000,000 shares authorized;
         none issued or outstanding                                                            --                --
     Additional paid-in capital                                                            54,645            54,645
     Retained earnings                                                                     18,491            12,310
     Accumulated other comprehensive loss                                                  (1,949)             (640)
     Treasury stock, at cost, 646,830 and 281,800 shares
         in 1999 and 1998, respectively                                                    (4,791)           (1,993)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                 66,489            64,415
--------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 209,620         $ 203,446
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME > > HAWK CORPORATION

(in Thousands, Except Per Share Data)
YEAR ENDED DECEMBER 31,                                       1999             1998              1997
--------------------------------------------------------------------------------------------------------

Net sales                                                  $ 187,356         $ 182,131         $ 159,086
Cost of sales                                                137,737           123,761           113,650
--------------------------------------------------------------------------------------------------------
Gross profit                                                  49,619            58,370            45,436
Expenses:
     Selling, technical and administrative expenses           27,226            22,020            19,916
     Amortization of intangibles                               3,829             3,532             3,397
     Plant consolidation expense                                  --                --                50
--------------------------------------------------------------------------------------------------------
Total expenses                                                31,055            25,552            23,363
--------------------------------------------------------------------------------------------------------
Income from operations                                        18,564            32,818            22,073
Interest expense                                              (9,409)          (11,883)          (15,307)
Interest income                                                  431               999               690
Expenses from canceled public offering                            --                --              (889)
Other income (expense), net                                      405               (31)              (14)
--------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary charge            9,991            21,903             6,553
Income taxes                                                   3,662             9,690             3,679
--------------------------------------------------------------------------------------------------------
Income before extraordinary charge                             6,329            12,213             2,874
Extraordinary charge-- net of taxes of $2,276                     --             3,079                --
--------------------------------------------------------------------------------------------------------
NET INCOME                                                 $   6,329         $   9,134         $   2,874
--------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic:
         Earnings before extraordinary charge              $     .71         $    1.59         $     .55
         Extraordinary charge                                     --              (.41)               --
--------------------------------------------------------------------------------------------------------
     Basic earnings per share                              $     .71         $    1.18         $     .55
--------------------------------------------------------------------------------------------------------
     Diluted:
         Earnings before extraordinary charge              $     .71         $    1.51         $     .45
         Extraordinary charge                                     --              (.39)               --
--------------------------------------------------------------------------------------------------------
     Diluted earnings per share                            $     .71         $    1.12         $     .45
--------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT) > > HAWK CORPORATION

(in Thousands)
                                                                                        Accumulated
                                                               Additional    Retained        Other       Common
                                       Preferred      Common      Paid-in    Earnings  Comprehensive   Stock in
                                           Stock       Stock      Capital   (Deficit)  Income (Loss)   Treasury       Total
-----------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1997                    $1         $14      $ 1,964     $  (974)       $ 185                  $ 1,190
Net income                                                                      2,874                                 2,874
Other comprehensive income:
     Minimum pension liability                                                                 337                      337
     Foreign currency translation                                                           (1,552)                  (1,552)
                                                                                                                     ------
Total comprehensive income                                                                                            1,659
Preferred stock dividend                                                         (320)                                 (320)
Adjustment to carrying value of
     detachable warrant                                                        (4,700)                               (4,700)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                   1          14        1,964      (3,120)      (1,030)                  (2,171)
Net income                                                                      9,134                                 9,134
Other comprehensive income:
     Foreign currency translation                                                              390                      390
                                                                                                                     ------
Total comprehensive income                                                                                            9,524
Stock split                                               33          (33)
Issuance of common stock in
     connection with initial
     public offering, net of
     issuance costs                                       35       54,450                                            54,485
Conversion of detachable warrants
     in connection with initial
     public offering                                      10                    6,553                                 6,563
Preferred stock redemption                                         (1,736)                                           (1,736)
Preferred stock dividend                                                         (257)                                 (257)
Repurchase of common stock                                                                             $(1,993)      (1,993)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                   1          92       54,645      12,310         (640)     (1,993)      64,415
Net income                                                                      6,329                                 6,329
Other comprehensive income:
     Foreign currency translation                                                           (1,309)                  (1,309)
                                                                                                                     ------
Total comprehensive income                                                                                            5,020
Preferred stock dividend                                                         (148)                                 (148)
Repurchase of common stock                                                                              (2,798)      (2,798)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                  $1         $92      $54,645     $18,491      $(1,949)    $(4,791)     $66,489
-----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS > > HAWK CORPORATION

(In Thousands)
YEAR ENDED DECEMBER 31,                                       1999             1998             1997
-------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                  $  6,329         $  9,134         $  2,874
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                            13,673           11,496           10,497
     Accretion of discount on debt                                --              238              650
     Deferred income taxes                                     1,440            3,161            1,660
     Extraordinary Charge, net of tax                             --            3,079               --
     Loss on fixed assets                                        518              346              154
     Changes in operating assets and liabilities,
       net of acquired assets:
         Accounts receivable                                  (2,690)           2,546           (6,947)
         Inventories                                             121           (1,821)            (963)
         Other assets                                            581           (3,636)            (621)
         Accounts payable                                        (67)            (817)           1,971
         Other liabilities                                      (159)             210            4,627
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     19,746           23,936           13,902
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                                 --           (4,130)              --
Sale of marketable securities                                     --            4,040               --
Business acquisitions                                        (19,350)          (9,100)         (27,058)
Purchases of property, plant and equipment                   (10,134)         (14,084)          (8,337)
Proceeds from sale of assets                                   3,682               --               --
Payments received on shareholder notes                            --              665              163
-------------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (25,802)         (22,609)         (35,232)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on short-term debt                                       --             (805)              --
Proceeds from short-term debt                                     --               --            1,744
Proceeds from long-term debt                                  38,022           35,000            1,224
Payments on long-term debt                                   (39,701)         (71,795)          (2,226)
Deferred financing costs                                          --             (850)            (565)
Payments of preferred stock dividends                           (148)            (257)            (320)
Net proceeds from issuance of common stock                        --           52,749               --
Prepayment premium on early retirement of debt                    --           (3,588)              --
Repurchase of common stock                                    (2,798)          (1,993)              --
-------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities           (4,625)           8,461             (143)
Effect of exchange rate changes on cash                          357              141               87
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents         (10,324)           9,929          (21,386)
Cash and cash equivalents at beginning of year                14,317            4,388           25,774
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $  3,993         $ 14,317         $  4,388
-------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for interest                                  $  9,403         $ 12,179         $ 14,265
-------------------------------------------------------------------------------------------------------
Cash payments for income taxes                              $  2,596         $  6,310         $  2,187
-------------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
     Equipment purchased with capital leases                $     85         $  1,149         $  1,306
-------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


1
BASIS OF PRESENTATION

The consolidated financial statements of Hawk Corporation and its wholly owned subsidiaries also include, effective January 1997, the accounts of Hutchinson Products LLC (Hutchinson); effective August 1997, the accounts of Sinterloy Corporation (Sinterloy); effective June 1998, the accounts of Clearfield Powdered Metals, Inc. (Clearfield); effective March 1999, the accounts of Allegheny Powder Metallurgy, Inc. (Allegheny); and, effective November 1999, the accounts of Quarter Master Industries, Inc. (Quarter Master) (collectively, the Company). See Note 3. All significant intercompany accounts and transactions have been eliminated in the accompanying financial statements. Certain amounts have been reclassified in 1997 and 1998 to conform with the 1999 presentation.

     The Company, through its business segments, designs, engineers, manufactures and markets specialized components used in a wide variety of aerospace, industrial and commercial applications.

     In May 1998, the Company completed an initial public offering (IPO) of 3,500,000 shares of common stock at an offering price to the public of $17.00 per share. See Note 6.

2
SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Expenditures for repairs and maintenance are charged to operations as incurred. The Company principally uses either the straight-line or the unit method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Accelerated methods of depreciation are used for federal income tax purposes.

INTANGIBLE ASSETS Intangible assets are amortized using the straight-line method over periods ranging from 5 to 40 years. The ongoing value and remaining useful life of intangible assets are subject to periodic evaluation, and the Company currently expects the carrying amounts to be fully recoverable. If events and circumstances indicate that intangible assets might be impaired, an undiscounted cash flows methodology would be used to determine whether an impairment loss should be recognized.

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

SIGNIFICANT CONCENTRATIONS The Company provides credit, in the normal course of its business, to original equipment and aftermarket manufacturers. The Company's customers are not concentrated in any specific geographic region. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

     The Company has approximately 500 employees covered under collective bargaining agreements, which have various expiration dates throughout the second half of 2000.

PRODUCT RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred. The Company's expenditures for product development and engineering were approximately $3,605,000 in 1999, $3,155,000 in 1998 and $3,136,000 in
1997.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents - The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

     Long-Term Debt (including Current Portion) - The fair values of the Company's publicly traded debentures, shown in the following table, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown in the following table, are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


(In thousands)

DECEMBER 31,                           1999                          1998
---------------------------------------------------------------------------------
                            Carrying           Fair       Carrying           Fair
                              Amount          Value         Amount          Value
---------------------------------------------------------------------------------

Publicly traded debt         $65,000        $61,100        $65,000        $67,275
Non-traded debts
   (including capital
   leases)                   $40,404        $40,404        $37,547        $37,547
---------------------------------------------------------------------------------

     Interest Rate Swap - The Company has entered into an interest rate swap primarily to hedge against interest rate risks. This agreement generally involves the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Counterparties to this agreement are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

     The fair value for the Company's off balance-sheet instrument, shown in the following table, is based on pricing models or formulas using current assumptions for comparable instruments.

(In thousands)
DECEMBER 31,                                                                1999
---------------------------------------------------------------------------------

Fair value                                                                $   281
Notional amount                                                           $27,500
Number of agreements outstanding                                                1
---------------------------------------------------------------------------------


USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not anticipate that the adoption of the statement will have a significant effect on its results of operations or financial position. The Company expects to adopt the new statement effective January 1, 2001.

3
BUSINESS ACQUISITIONS

Effective January 1997, Hutchinson acquired all of the outstanding capital stock of Hutchinson Foundry Products Company for $10,600,000 in cash and other consideration. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the capital stock acquired in the amount of $7,600,000 is being amortized over 30 years and is included in intangible assets. The results of operations of Hutchinson are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective August 1997, Sinterloy acquired substantially all of the assets (except cash) and assumed certain liabilities of Sinterloy, Inc., for $16,400,000 in cash. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the assets less the assumed liabilities in the amount of $11,400,000 is being amortized over 30 years and is included in intangible assets. The results of operations of Sinterloy are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective June 1998, Clearfield acquired all the outstanding capital stock of Clearfield Powdered Metals, Inc. for $9,100,000 in cash and other consideration. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the capital stock acquired in the amount of $8,300,000 is being amortized over 30 years and is included in intangible assets. The results of operations of Clearfield are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective March 1999, Allegheny acquired all of the outstanding stock of Allegheny Powder Metallurgy, Inc. for $14,500,000 in cash and other consideration. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the capital stock acquired in the amount of $8,110,000 is being amortized over 30 years and is included in intangible assets. The results of operations of Allegheny are included in the Company's consolidated statements of operations since the date of acquisition.

     Effective November 1999, Quarter Master acquired substantially all of the assets (except cash) and assumed certain liabilities of Quarter Master Industries, Inc. for $4,850,000 in cash and other consideration. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the assets less the assumed liabilities in the amount of $4,240,000 is being amortized over 15 years and is included in intangible assets. The results of operations of Quarter Master are included in the Company's consolidated statements of operations since the date of acquisition.

     The following unaudited pro forma consolidated results of operations give effect to the Clearfield, Allegheny and Quarter Master acquisitions as though they had occurred on January 1, 1998 and include certain adjustments, such as additional amortization expense as a result of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,                   1999                   1998
-------------------------------------------------------------------------
Net sales                             $   194,685            $   208,466
-------------------------------------------------------------------------
Net income                            $     7,311            $    11,154
-------------------------------------------------------------------------
Income per share - basic              $       .83            $      1.44
-------------------------------------------------------------------------
Income per share - diluted            $       .83            $      1.37
-------------------------------------------------------------------------

     Pro forma net sales and net income are not necessarily indicative of the net sales and net income that would have occurred had the acquisitions been made at the beginning of the year or the results that may occur in the future.

4
INTANGIBLE ASSETS

The components of intangible assets and related amortization periods are as follows:

(In thousands)

DECEMBER 31,                                         1999               1998
-------------------------------------------------------------------------------

Product certifications (19 to 40 years)            $ 20,820           $ 20,820
Goodwill (15 to 40 years)                            61,895             49,545
Deferred financing costs (5 to 7 years)               4,693              4,693
Proprietary formulations and patents
   (10 to 15 years)                                   1,858              1,806
Other                                                   831                831
-------------------------------------------------------------------------------
                                                     90,097             77,695
Accumulated amortization                            (20,920)           (17,091)
-------------------------------------------------------------------------------
                                                   $ 69,177           $ 60,604
-------------------------------------------------------------------------------

     Product certifications were acquired and valued based on the acquired company's position as a certified supplier of friction materials to the major manufacturers of commercial aircraft brakes.

5
FINANCING ARRANGEMENTS

(In thousands)

DECEMBER 31,                       1999               1998
------------------------------------------------------------

Term Loan                       $ 27,500            $ 32,500
Senior Notes                      65,000              65,000
Revolver                           4,951                  --
Other                              7,953               5,047
------------------------------------------------------------
                                 105,404             102,547
Less current portion               7,160               6,181
------------------------------------------------------------
                                $ 98,244            $ 96,366
------------------------------------------------------------

     In connection with the IPO in May 1998, the Company retired all of its outstanding $30,000,000 Senior Subordinated Notes, and incurred an extraordinary charge of $427,000 relating to the write-off of previously capitalized deferred financing costs. The Senior Subordinated Notes had detachable warrants to the lender, which terminated upon the closing of the Company's IPO and provided the lender the option to purchase 1,023,793 shares of the Company's common stock at a per share price of $.01. The warrant holders exercised the warrants on May 11, 1998 for 1,023,793 shares of the Company's common stock. As a result of the warrant termination, the corresponding carrying value of the $9,300,000 warrants (on the 1997 balance sheet), less the par value of the common stock issued, including the put options, was reclassified as an addition to retained earnings.

     In November 1996, the Company issued $100,000,000 in Senior Notes (Senior Notes) due on December 1, 2003, unless previously redeemed at the Company's option, in accordance with the terms of the Senior Notes. Interest is payable semi-annually on June 1 and December 1 of each year commencing June 1, 1997, at a fixed rate of 10.25%. In March 1997, the Senior Notes were exchanged for notes registered with the Securities and Exchange Commission. In May 1998, concurrent with the IPO, the Company retired $35,000,000 of the then outstanding $100,000,000 Senior Notes, and incurred extraordinary charges of $1,340,000 and $3,588,000 relating to the write-off of previously capitalized deferred financing costs and a prepayment premium on the early retirement of debt, respectively. The remaining $65,000,000 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by each of the direct and indirect wholly owned domestic subsidiaries of the Company (Guarantor Subsidiaries). See Note 14.

     In May 1998, the Company entered into a $35,000,000 unsecured term loan facility and a $50,000,000 unsecured revolving credit facility. The term loan has quarterly maturities of $1,250,000, beginning September 30, 1998, with the remaining principal of $12,500,000 due on March 31, 2003. The revolving credit facility matures March 31, 2003. Interest is payable under both facilities, quarterly, at a variable rate based on a Eurodollar Rate, plus a margin, per annum or, at the Company's option, a variable rate based on the lending bank's prime rate. The margin is subject to increase or decrease based on achievement of certain financial covenants by the Company. At December 31, 1999, the rate on the term loan facility and the revolving credit facility was 7.4% and 7.0%, respectively. The term loan and revolving credit facility require the Company to maintain certain conditions with respect to net worth and interest coverage ratio as defined in the agreement.

     Aggregate principal payments due on long-term debt as of December 31, 1999 are as follows: 2000 - $7,160,000; 2001 - $7,089,000; 2002 - $6,064,000; 2003 -
$84,112,000; 2004 - $641,000; and thereafter - $338,000.

     The Company's short-term borrowings represent advances under unsecured lines of credit. The average borrowing rate was 5.8% at December 31, 1999. Unused amounts under these lines total approximately $1,520,000 at December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION

6
SHAREHOLDERS' EQUITY

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

     In connection with the IPO, the Company redeemed all 1,375 shares of its outstanding, $.01 par value, Series A preferred stock, 351 shares of its outstanding, $.01 par value, Series B preferred stock and 7 shares of its outstanding, $.01 par value, Series C preferred stock. The remaining 351 and 1,182 issued and outstanding shares of Series B and C preferred stock, respectively, were converted into 1,530 shares of $.01 par value, Series D preferred stock. Dividends on the Series D preferred stock are cumulative at a rate of 9.8%. Each share of Series D preferred stock is (1) entitled to a liquidation preference equal to $1,000 per share plus any accrued or unpaid dividends, (2) not entitled to vote, except in certain circumstances, and (3) redeemable in whole, at the option of the Company, for $1 per share plus all accrued dividends to the date of redemption. The Company also has 100,000 authorized shares of $.01 par value, Series E preferred stock, of which no shares are issued or outstanding. Each share of Series E preferred stock is (1) not redeemable and is entitled to dividends in the amount of 1,000 times the per share dividend received by the holders of common stock, (2) entitled to 1,000 votes per share, and (3) entitled to a liquidation right of 1,000 times the aggregate amount distributed per share to the holder of common stock.

     On November 13, 1997, the Board of Directors declared a dividend of one Series E preferred share purchase right (a Right) for each outstanding share of common stock. The dividend was payable to the shareholders of record as of January 16, 1998, and with respect to common stock, issued thereafter until the Distribution Date, as defined in the Rights Agreement, and in certain circumstances, with respect to common stock issued after the Distribution Date. Except as set forth in the Rights Agreement, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series E preferred stock at a price of $70 per one one-thousandth share of a Series E preferred stock, subject to adjustment.

7
EMPLOYEE STOCK OPTION PLAN

In 1997, the Company established the Hawk Corporation 1997 Stock Option Plan. Under this plan, the Company may grant options to officers and other key employees to purchase an aggregate of 700,000 shares of Class A common stock. No options were granted in 1997. During 1999 and 1998, the Company granted stock options to purchase an aggregate of 147,400 and 343,200 shares, respectively, at exercise prices representing the fair market values of such shares at the date of grant. The options vest ratably over a five-year period. No options have been included in the calculation of diluted earnings per share for the year ended December 31, 1999, as their inclusion would result in anti-dilution.

     The following table summarizes the stock option activity for the years ended December 31, 1999 and 1998:

                                                                                1999                          1998
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      Weighted                     Weighted
                                                                                       Average                      Average
                                                                                      Exercise                     Exercise
                                                                       Options           Price         Options        Price
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year                                340,200          $16.50             --      $   --
Granted                                                                 147,400            7.47        343,200       16.52
Exercised                                                                    --              --             --          --
Canceled                                                                (15,000)          13.83         (3,000)      17.00
Options outstanding at end of year                                      472,600           13.78        340,200       16.50
-----------------------------------------------------------------------------------------------------------------------------
Exercisable at the end of the year                                       65,340          $16.62             --      $   --
Weighted average fair value of options granted during the year            $4.13                          $8.92
Shares available for future grant                                       227,400                        359,800
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


     Exercise prices for options outstanding as of December 31, 1999 ranged from $6.75 to $18.70. A summary of the options by range of exercise prices is as follows:

                                                                  Outstanding                                Exercisable
-------------------------------------------------------------------------------------------------------------------------------

                                                                                  Weighted
                                                                    Weighted        Average                           Weighted
                                                                     Average      Remaining                            Average
Range of                                                            Exercise    Contractual                           Exercise
Exercise Price                                        Options          Price    Life (years)           Options           Price
-------------------------------------------------------------------------------------------------------------------------------

$6.75 to $9.35                                        166,200          $ 7.62          9.4               3,900          $ 8.75
$9.35 to $18.70                                       306,400          $17.12          8.0              61,440          $17.12
-------------------------------------------------------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been reflected in the accompanying consolidated financial statements related to the stock options issued pursuant to this plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been changed to the pro forma amounts indicated below:

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,                     1999        1998
-------------------------------------------------------------

Net income:
   As reported                            $6,329      $9,134
   Pro forma                              $4,942      $8,276
Earnings per share (diluted):
   As reported                            $ .71       $ 1.12
   Pro forma                              $ .57       $ 1.01
-------------------------------------------------------------

     The fair value of the options granted used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED DECEMBER 31,                     1999        1998
--------------------------------------------------------------

Dividend yield                                  0%          0%
Expected volatility                          48.8%       35.0%
Risk-free interest rate                       6.5%        5.8%
Expected average holding period            7 years     7 years
--------------------------------------------------------------


8
EMPLOYEE BENEFITS

The Company has several defined benefit pension plans that cover certain employees. Benefits payable are based primarily on compensation and years of service or a fixed annual benefit for each year of service. Certain hourly employees are also covered under collective bargaining agreements. The Company funds the plans in amounts sufficient to satisfy the minimum amounts required under ERISA.

     The components of the defined benefit pension plans are as follows:

(In thousands)

DECEMBER 31,                                        1999                 1998
--------------------------------------------------------------------------------

Change in benefit obligation:
   Benefit obligation at beginning of year        $ 13,360             $ 11,059
   Service cost                                        613                  449
   Interest cost                                       920                  905
   Actuarial (gains) losses                         (1,605)               1,491
   Plan amendments                                      --                  140
   Foreign currency exchange
     rate charges                                       37                  (56)
   Benefits paid                                      (795)                (628)
--------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                 $ 12,530             $ 13,360
--------------------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at
     beginning of year                            $ 15,930             $ 13,960
   Actual return on plan assets                      4,410                2,117
   Foreign currency exchange
     rate charges                                       66                 (106)
   Company contributions                               659                  587
   Benefits paid                                      (795)                (628)
--------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS
   AT END OF YEAR                                 $ 20,270             $ 15,930
--------------------------------------------------------------------------------

Funded status of the plan                         $  7,740             $  2,570
Unrecognized net actuarial gains                    (5,362)                (714)
Unrecognized prior service cost                        423                  409
--------------------------------------------------------------------------------
NET PREPAID BENEFIT COST                          $  2,801             $  2,265
--------------------------------------------------------------------------------

Amounts recognized in the balance
   sheet consist of the following:
Prepaid benefit cost                              $  2,802             $  2,210
Accrued benefit liability                               (1)                (208)
Intangible asset                                        --                  263
--------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                             $  2,801             $  2,265
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


     All of the Company's pension plans are fully funded at December 31, 1999. Amounts applicable to the Company's underfunded pension plans at December 31, 1998 are as follows:

(In thousands)

DECEMBER 31,                                1998
------------------------------------------------------------------

Projected benefit obligation              $2,936
Accumulated benefit obligation             2,936
Fair value of plan assets                  2,734
Amounts recognized as accrued
   benefit liabilities                       202
Amounts recognized as
   intangible asset                          263
------------------------------------------------------------------


(In thousands)

YEAR ENDED DECEMBER 31,         1999        1998        1997
------------------------------------------------------------------

Components of net periodic
   pension cost:
Service cost                 $   613     $   449     $   404
Interest cost                    920         905         744
Expected return on
   plan assets                (1,498)     (1,257)     (1,043)
Amortization of prior
   service cost                   60          51           4
Recognized net
   actuarial loss                 58          (3)         26
------------------------------------------------------------------
                             $   153     $   145     $   135
------------------------------------------------------------------

     The plans' assets are primarily invested in fixed income and equity securities. In addition, certain of the defined benefit plans also contain investments in the Company's stock. As of December 31, 1999, 60,000 shares of the Company's stock had been purchased at a cost of $717,000. The market value as of December 31, 1999 was $349,000.

     The following assumptions were used in accounting for the defined benefit plans:

                                   1999        1998      1997
---------------------------------------------------------------

Used to compute the
   projected benefit obligation
   as of December 31:
     Weighted average
       discount rate               8.0%        7.0%      7.9%
     Annual salary increase        3.0%        3.0%      3.0%
Weighted average expected
   long-term rate of return
   on plan assets for the year
   ended December 31               9.5%        9.5%      9.5%
---------------------------------------------------------------

     The Company also sponsors several defined contribution plans, which provide voluntary employee contributions and, in certain plans, matching and discretionary employer contributions. Expenses associated with these plans were approximately $1,263,000 in 1999, $844,000 in 1998 and $786,000 in 1997.

9
LEASE OBLIGATIONS

The Company has capital lease commitments for buildings and equipment. Future minimum annual rentals are: 2000 - $787,000; 2001 - $730,000; 2002 - $428,000;
2003 - $133,000; 2004 - $122,000; and thereafter - $81,000. Amount representing interest is $340,000. Total capital lease obligations are included in other long-term debt. Amortization of assets recorded under capital leases is included with depreciation expense.

     The Company leases certain office and warehouse facilities and equipment under operating leases. Rental expense was approximately $1,127,000 in 1999, $939,000 in 1998 and $875,000 in 1997. Future minimum lease commitments under these agreements that have an original or existing term in excess of one year as of December 31, 1999 are as follows: 2000 - $1,154,000; 2001 - $1,060,000; 2002
- $918,000; 2003 - $726,000; 2004 - $729,000; and thereafter - $1,397,000.

10
INCOME TAXES

The provision for income taxes, including the effect of the extraordinary charge in 1998, consists of the following:

(In thousands)

YEAR ENDED DECEMBER 31,                1999           1998            1997
--------------------------------------------------------------------------

Current:
   Federal                            $1,771         $3,028         $1,483
   State and local                       113            626            325
   Foreign                               251            599            211
--------------------------------------------------------------------------
                                       2,135          4,253          2,019
Deferred:
   Federal                             1,259          2,675          1,266
   State                                 138            287            225
   Foreign                               130            199            169
--------------------------------------------------------------------------
                                       1,527          3,161          1,660
Total income tax provision            $3,662         $7,414         $3,679
--------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:


(In thousands)

                                            1999        1998
--------------------------------------------------------------------------------

Deferred tax assets:
   Accrued vacation                      $   498     $   470
   Other accruals                          1,436       1,425
   Foreign capital leases                  1,398       1,614
   Other                                     672         637
--------------------------------------------------------------------------------
Total deferred tax assets                  4,004       4,146

Deferred tax liabilities:
   Tax over book depreciation
     and amortization                      9,906       8,569
   Employee benefits                         703         398
   Foreign leased property                 1,815       2,072
   Other                                     392         521
--------------------------------------------------------------------------------
Total deferred tax liabilities            12,816      11,560
Net deferred tax liabilities             $ 8,812     $ 7,414
--------------------------------------------------------------------------------

     The provision for income taxes, including the tax effect of the extraordinary charge in 1998, differs from the amounts computed by applying the federal statutory rate as follows:

(In thousands)

DECEMBER 31,                    1999        1998       1997
--------------------------------------------------------------------------------

Income tax expense at
   federal statutory rate       35.0%      35.0%       34.0%
State and local tax, net of
   federal tax benefit           1.6        3.6         5.5
Nondeductible goodwill
   amortization                  4.0        1.8         4.3
Adjustment to worldwide tax
   liability and Other, net     (3.9)       4.4        12.3
--------------------------------------------------------------------------------
Provision for income taxes      36.7%      44.8%       56.1%
--------------------------------------------------------------------------------

     In 1999, the Company reversed income tax accruals as a result of the resolution of tax contingencies. Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, which may be offset by foreign tax credits, and withholding taxes payable to various foreign countries.

11
EARNINGS PER SHARE

Basic and diluted earnings per share are computed as follows:

(In thousands, except per share data)

YEAR ENDED DECEMBER 31,         1999        1998        1997
-------------------------------------------------------------

Income available to
   common shareholders:
   Income before
     extraordinary charge     $6,329     $12,213      $2,874
   Less: Preferred stock
     dividends                   148         257         320
-------------------------------------------------------------
Income before extraordinary
   charge attributable to
   common shareholders        $6,181     $11,956      $2,554
-------------------------------------------------------------

Net income                    $6,329     $ 9,134      $2,874
   Less: Preferred stock
     dividends                   148         257         320
-------------------------------------------------------------
Net income attributable to
   common shareholders        $6,181      $8,877      $2,554
-------------------------------------------------------------

Weighted average shares:
   Basic:
     Basic weighted
       average shares          8,657       7,554       4,664
-------------------------------------------------------------

   Diluted:
     Basic from above          8,657       7,554       4,664
     Effect of warrant
       conversion                 --         368       1,024
     Effect of note
       conversion and options     --          19          --
-------------------------------------------------------------
   Diluted weighted
   average shares              8,657       7,941       5,688
-------------------------------------------------------------

Earnings per share:
   Basic:
     Earnings before
       extraordinary charge    $ .71      $ 1.59       $ .55
     Extraordinary charge         --        (.41)         --
-------------------------------------------------------------
   Basic earnings per share    $ .71      $ 1.18       $ .55
-------------------------------------------------------------

   Diluted:
     Earnings before
       extraordinary charge    $ .71      $ 1.51       $ .45
     Extraordinary charge         --        (.39)         --
-------------------------------------------------------------
   Diluted earnings
   per share                   $ .71      $ 1.12       $ .45
-------------------------------------------------------------

     Outstanding stock options were not included in the computation of diluted earnings per share for 1999, since it would have resulted in an anti-dilutive effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


12
RELATED PARTIES

In July 1995, certain shareholders of the Company issued interest-bearing notes to the Company in the amount of $2,000,000, enabling them to repay certain indebtedness incurred by them with respect to an acquisition. The notes are due and payable on July 1, 2002 and bear interest at the prime rate. The balance outstanding at December 31, 1999 is $1,010,000.

13
BUSINESS SEGMENTS

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

     The powder metal segment engineers, manufactures and markets specialized components, used primarily in industrial applications. The Company, through this segment, targets three areas of the powder metal component marketplace: high precision components that are used in fluid power applications; large structural powder metal parts used in construction, agricultural and truck applications; and smaller high-volume parts.

     The other segment consists of corporate and operating segments, that do not meet the quantitative thresholds for determining reportable segments. The operating segments include the manufacturing of die-cast aluminum rotors, driveline racing components and a stamping operation.

     The information by segment is as follows:

(In thousands)

YEAR ENDED DECEMBER 31,                   1999            1998           1997
--------------------------------------------------------------------------------

Revenues from external customers:
   Friction Products                   $ 100,260       $ 109,624      $ 107,679
   Powder Metal                           68,326          53,483         31,360
   Other                                  18,770          19,024         20,047
--------------------------------------------------------------------------------
Consolidated                           $ 187,356       $ 182,131      $ 159,086
Depreciation and
amortization:
   Friction Products                   $   7,963       $   7,342      $   7,184
   Powder Metal                            4,666           3,160          2,145
   Other                                   1,044             994          1,168
--------------------------------------------------------------------------------
Consolidated                           $  13,673       $  11,496      $  10,497
Operating income (loss):
   Friction Products                   $   8,554       $  18,313      $  13,236
   Powder Metal                           11,003          13,359          7,193
   Other                                    (993)          1,146          1,644
--------------------------------------------------------------------------------
Consolidated                           $  18,564       $  32,818      $  22,073
Extraordinary charge:
   Friction Products                          --       $   1,939             --
   Powder Metal                               --             740             --
   Other                                      --             400             --
--------------------------------------------------------------------------------
Consolidated                                  --       $   3,079             --
Capital expenditures:
(including capital leases)
   Friction Products                   $   5,067       $  10,817      $   7,835
   Powder Metal                            3,486           3,705          1,053
   Other                                   1,666             711            755
--------------------------------------------------------------------------------
Consolidated                           $  10,219       $  15,233      $   9,643
--------------------------------------------------------------------------------


DECEMBER 31,                               1999           1998
--------------------------------------------------------------------------------

Total assets:
   Friction Products                   $ 107,304       $  99,302
   Powder Metal                           71,816          53,034
   Other                                  30,500          51,110
--------------------------------------------------------------------------------
Consolidated                           $ 209,620       $ 203,446
--------------------------------------------------------------------------------

     Geographic information for the years ended December 31, 1999, 1998 and 1997 is as follows:

(In thousands)                       1999                               1998                                1997
-----------------------------------------------------------------------------------------------------------------------------

                        Domestic    Foreign               Domestic    Foreign                Domestic    Foreign
                      Operations Operations    Total    Operations  Operations    Total    Operations  Operations    Total
-----------------------------------------------------------------------------------------------------------------------------

Net sales               $166,155   $21,201  $187,356       $160,099   $22,032   $182,131      $138,124   $20,962   $159,086
Income from operations    18,131       433    18,564         31,238     1,580     32,818        21,416       657     22,073
Net income (loss)          6,916      (587)    6,329          8,761       373      9,134         3,079      (205)     2,874
Total assets             187,363    22,257   209,620        179,879    23,567    203,446       153,033    20,053    173,086
-----------------------------------------------------------------------------------------------------------------------------

     The Company currently has foreign operations in Canada, Italy and Mexico.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


14
SUPPLEMENTAL GUARANTOR INFORMATION

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

     The following supplemental consolidating condensed financial statements present:

     Consolidating condensed balance sheets as of December 31, 1999 and December 31, 1998, consolidating condensed statements of operations for the years ended December 31, 1999, 1998 and 1997 and consolidating condensed statements of cash flows for the years ended December 31, 1999, 1998 and 1997.

     Hawk Corporation (Parent), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries (consisting of the Company's subsidiaries in Canada and Italy and, beginning in 1999, Mexico) with their investments in subsidiaries accounted for using the equity method.

     Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

     Management does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors. Therefore, separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented.

(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
DECEMBER 31, 1999                                         Parent   Subsidiaries    Subsidiaries   Eliminations  Consolidated
-----------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                             $ 1,691         $  193       $ 2,109                       $ 3,993
   Accounts receivable, net                                              22,883         6,862                        29,745
   Inventories, net                                                      21,766         5,353                        27,119
   Deferred income taxes                                   1,459                          288                         1,747
   Other current assets                                    1,327          1,979           293                         3,599
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                       4,477         46,821        14,905                        66,203
Investment in subsidiaries                                   793          5,065                     $ (5,858)
Inter-company advances, net                              156,992            997          (904)      (157,085)
Property, plant and equipment                                            62,590         7,595                        70,185
Intangible assets                                            215         68,962                                      69,177
Other                                                      1,010          3,394           661         (1,010)         4,055
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            $163,487       $187,829       $22,257      $(163,953)      $209,620
-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                     $ 8,084       $ 3,330                      $ 11,414
   Short-term borrowings                                                                  872                           872
   Accrued compensation                                    $   9          6,032           903                         6,944
   Other accrued expenses                                  1,473          4,388           410                         6,271
   Current portion of long-term debt                       5,000          1,745           415                         7,160
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                  6,482         20,249         5,930                        32,661
Long-term liabilities:
   Long-term debt                                         92,451          4,934           859                        98,244
   Deferred income taxes                                   9,906                          653                        10,559
   Other                                                                    522         1,145                         1,667
   Inter-company advances, net                             1,127        148,363         8,605      $(158,095)
-----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                              103,484        153,819        11,262       (158,095)       110,470
Total liabilities                                        109,966        174,068        17,192       (158,095)       143,131
Shareholders' equity                                      53,521         13,761         5,065         (5,858)        66,489
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $163,487       $187,829       $22,257      $(163,953)      $209,620
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


(in thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
DECEMBER 31, 1998                                         Parent   Subsidiaries   Subsidiaries    Eliminations  Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Assets
Current assets:
   Cash and cash equivalents                            $ 12,878         $   46       $ 1,393                      $ 14,317
   Accounts receivable, net                                              18,399         6,657                        25,056
   Inventories, net                                                      19,707         5,432                        25,139
   Deferred income taxes                                   1,388                          449                         1,837
   Other current assets                                    2,003          2,071           929                         5,003
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                      16,269         40,223        14,860                        71,352
Investment in subsidiaries                                   791          6,127                     $ (6,918)
Inter-company advances, net                              143,487         (1,309)          (20)      (142,158)
Property, plant and equipment                                            56,082         8,237                        64,319
Intangible assets                                            223         60,381                                      60,604
Other                                                      1,010          6,784           490         (1,113)         7,171
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            $161,780       $168,288       $23,567      $(150,189)      $203,446
-----------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                     $ 7,189       $ 3,401                      $ 10,590
   Short-term borrowings                                                                1,019                         1,019
   Accrued compensation                                    $   8          7,638         1,120                         8,766
   Other accrued expenses                                  1,171          3,384           389                         4,944
   Current portion of long-term debt                       5,000            549           632                         6,181
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                  6,179         18,760         6,561                        31,500
Long-term liabilities:
   Long-term debt                                         92,500          2,444         1,422                        96,366
   Deferred income taxes                                   8,150            417           684                         9,251
   Other                                                                    740         1,174                         1,914
Inter-company advances, net                                1,125        134,547         7,599      $(143,271)
-----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                              101,775        138,148        10,879       (143,271)       107,531
Total liabilities                                        107,954        156,908        17,440       (143,271)       139,031
Shareholders' equity                                      53,826         11,380         6,127         (6,918)        64,415
-----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $161,780       $168,288       $23,567      $(150,189)      $203,446
-----------------------------------------------------------------------------------------------------------------------------


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1999                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                              $166,155       $21,201                      $187,356
Cost of sales                                            $  (165)       120,235        17,667                       137,737
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                 165         45,920         3,534                        49,619

Expenses:
   Selling, technical and administrative expenses           (283)        24,408         3,101                        27,226
Amortization of intangible assets                              8          3,821                                       3,829
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                              (275)        28,229         3,101                        31,055
Income from operations                                       440         17,691           433                        18,564
Interest (income) expense, net                            (3,782)        12,220           540                         8,978
Income (loss) from equity investees                        3,688           (587)                    $ (3,101)
Other (income) expense                                        (4)          (500)           99                          (405)
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          7,914          5,384          (206)        (3,101)         9,991
Income taxes                                               1,585          1,696           381                         3,662
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                        $ 6,329        $ 3,688        $ (587)      $ (3,101)       $ 6,329
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1998                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                              $160,099       $22,032                      $182,131
Cost of sales                                                           105,817        17,944                       123,761
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             54,282         4,088                        58,370

Expenses:
   Selling, technical and administrative expenses         $ (113)        19,625         2,508                        22,020
   Amortization of intangible assets                          10          3,522                                       3,532
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                              (103)        23,147         2,508                        25,552
Income from operations                                       103         31,135         1,580                        32,818
Interest (income) expense, net                            (2,667)        13,059           492                        10,884
Income from equity investees                               9,643            373                     $(10,016)
Other income (expense), net                                  (95)           (19)           83                           (31)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary charge       12,318         18,430         1,171        (10,016)        21,903
Income taxes                                               1,121          7,771           798                         9,690
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                        11,197         10,659           373        (10,016)        12,213
Extraordinary charge, net of tax                           2,063          1,016                                       3,079
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               $ 9,134        $ 9,643        $  373       $(10,016)       $ 9,134
-----------------------------------------------------------------------------------------------------------------------------


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1997                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                              $138,124       $20,962                      $159,086
Cost of sales                                                            96,390        17,260                       113,650
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             41,734         3,702                        45,436

Expenses:
   Selling, technical and administrative expenses                        16,942         2,974                        19,916
   Amortization of intangible assets                       $   8          3,318            71                         3,397
   Plant consolidation expense                                               50                                          50
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                 8         20,310         3,045                        23,363
(Loss) income from operations                                 (8)        21,424           657                        22,073
Interest expense                                             650         14,428           484        $  (255)        15,307
Income (loss) from equity investees                        3,682           (205)                      (3,477)
Expenses from canceled
   public offering                                           889                                                        889
Other income                                                (819)          (110)           (2)           255           (676)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 2,954          6,901           175         (3,477)         6,553
Income taxes                                                  80          3,219           380                         3,679
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $2,874        $ 3,682        $ (205)       $(3,477)       $ 2,874
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1999                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities               $ 11,158        $ 4,886        $3,702                      $ 19,746
Cash flows from investing activities:
   Business acquisitions                                 (19,350)                                                   (19,350)
   Purchase of property, plant and equipment                             (7,953)       (2,181)                      (10,134)
   Proceeds from sale of assets                                           3,682                                       3,682
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                    (19,350)        (4,271)       (2,181)                      (25,802)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt                37,897            125                                      38,022
Payments on long-term debt                               (37,946)        (1,147)         (608)                      (39,701)
Payment of preferred stock dividend                         (148)                                                      (148)
Repurchase of common stock                                (2,798)                                                    (2,798)
-----------------------------------------------------------------------------------------------------------------------------
Net cash Used in financing activities                     (2,995)        (1,022)         (608)                       (4,625)
Effect of exchange rate changes on cash                                     554          (197)                          357
-----------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents     (11,187)           147           716                       (10,324)
Cash and cash equivalents, at beginning of period         12,878             46         1,393                        14,317
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, AT END OF PERIOD             $  1,691        $   193        $2,109             $0       $  3,993
-----------------------------------------------------------------------------------------------------------------------------


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1998                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                $ 3,873        $16,319        $3,744                      $ 23,936

Cash flows from investing activities:
   Purchase of marketable securities                      (4,130)                                                    (4,130)
   Sale of marketable securities                           4,040                                                      4,040
   Business acquisitions                                  (9,100)                                                    (9,100)
   Purchase of property, plant and equipment                            (12,570)       (1,514)                      (14,084)
   Payments received on shareholder notes                    665                                                        665
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                     (8,525)       (12,570)       (1,514)                      (22,609)
Cash flows from financing activities:
   Payments on short-term debt                                                           (805)                         (805)
   Proceeds from long-term debt                           35,000                                                     35,000
   Payments on long-term debt                            (67,500)        (3,379)         (916)                      (71,795)
   Deferred financing costs                                                (850)                                       (850)
   Payment of preferred stock dividend                      (241)           (16)                                       (257)
   Net proceeds from issuance of common stock             52,749                                                     52,749
   Prepayment premium on early retirement of debt         (3,588)                                                    (3,588)
   Repurchase of common stock                             (1,993)                                                    (1,993)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities       14,427         (4,245)       (1,721)                        8,461
Effect of exchange rate changes on cash                                      73            68                           141
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       9,775           (423)          577                         9,929
Cash and cash equivalents, at beginning of period          3,103            469           816                         4,388
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, AT END OF PERIOD              $12,878          $  46        $1,393             $0       $ 14,317
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS > > HAWK CORPORATION


(In thousands)                                                         Combined       Combined
                                                                      Guarantor  Non-Guarantor
YEAR ENDED DECEMBER 31, 1997                              Parent   Subsidiaries   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities               $  5,131         $8,013       $   758                      $ 13,902

Cash flows from investing activities:
   Business acquisitions                                 (27,058)                                                   (27,058)
   Purchase of property, plant and equipment                             (6,618)       (1,719)                       (8,337)
   Other                                                     163                                                        163
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                    (26,895)        (6,618)       (1,719)                      (35,232)

Cash flows from financing activities:
   Proceeds from short-term debt                                                        1,744                         1,744
   Proceeds from long-term debt                            1,150                           74                         1,224
   Payments on long-term debt                             (1,150)          (366)         (710)                       (2,226)
   Deferred financing costs                                                (565)                                       (565)
   Payment of preferred stock dividend                      (320)                                                      (320)
-----------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities      (320)          (931)        1,108                          (143)
Effect of exchange rate changes on cash                                                    87                            87
-----------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents     (22,084)           464           234                       (21,386)
Cash and cash equivalents, at beginning of period         25,187              5           582                        25,774
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at end of period             $  3,103         $  469       $   816             $0       $  4,388
-----------------------------------------------------------------------------------------------------------------------------



15
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands,                MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,    March 31,     June 30,     Sept. 30,     Dec. 31,
                                 1999          1999         1999         1999        1998         1998          1998         1998
------------------------------------------------------------------------------------------------------------------------------------

Net sales                       $47,063      $48,092      $45,626      $46,575      $49,978      $46,741       $43,401      $42,011
Gross profit                     14,080       12,749       10,688       12,102       16,191       15,150        13,794       13,235
Income before
   extraordinary charge           2,652        1,789        1,235          653        3,313        3,201         2,948        2,751
Net income                        2,652        1,789        1,235          653        3,313          122         2,948        2,751

Basic:
   Earnings before
     extraordinary charge       $   .30      $   .20      $   .14      $   .07      $   .69      $   .43       $   .32      $   .30
   Extraordinary charge              --           --           --           --           --         (.43)           --           --
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share        $   .30      $   .20      $   .14      $   .07      $   .69      $    .0       $   .32      $   .30
------------------------------------------------------------------------------------------------------------------------------------

Diluted:
   Earnings before
     extraordinary charge       $   .30      $   .20      $   .14      $   .07      $   .57      $   .41       $   .32      $   .30
Extraordinary charge                 --           --           --           --           --         (.41)           --           --
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share      $   .30      $   .20      $   .14      $   .07      $   .57      $    .0       $   .32      $   .30
------------------------------------------------------------------------------------------------------------------------------------

     In 1998, the Company recorded an extraordinary charge of $3,079,000 (net of $2,276,000 of taxes) in prepayment premiums with the repayment of $35,000,000 of the Company's Senior Notes and the write-off of deferred financing costs associated with the redemption of all $30,000,000 of the Company's Senior Subordinated Notes.

REPORT OF INDEPENDENT AUDITORS > > HAWK CORPORATION


Shareholders and Board of Directors
HAWK CORPORATION

We have audited the accompanying consolidated balance sheets of Hawk Corporation and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawk Corporation and subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                         /s/ Ernst & Young LLP

                                         Cleveland, Ohio
                                         February 14, 2000


REPORT OF MANAGEMENT > > HAWK CORPORATION


We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 1999, 1998 and 1997. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with generally accepted accounting principles based upon our best estimates and judgments and giving due consideration to materiality.

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

     Ernst & Young LLP, an independent accounting firm, audits Hawk's financial statements. Its accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

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


/s/ Norman C. Harbert

Norman C. Harbert
Co-Chairman and Co-Chief Executive Officer


/s/ Thomas A. Gilbride

Thomas A. Gilbride
Vice President, Finance